Exhibit 99.3

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is dated as of December 6, 2022, by and among NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (the “Company”) and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a “Purchaser” and collectively the “Purchasers” or “BVF”).

WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to an exemption from the registration requirements of Section 5 of the Securities Act contained in Section 4(a)(2) thereof and/or Regulation D thereunder, the Company desires to issue and sell to each Purchaser, and each Purchaser desires to purchase from the Company, securities of the Company as more fully described in this Agreement.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each Purchaser agree as follows:

Article I.
DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the meanings set forth in this Section 1.1:

“Acquiring Person” shall have the meaning ascribed to such term in Section 4.5.

“Action” shall have the meaning ascribed to such term in Section 3.1(j).

“Additional Pre-Funded Warrant Purchase Price” equals the Per Unit Purchase Price minus CHF 0.02, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement and prior to the Second Closing.

“Additional Pre-Funded Warrants” means, collectively, the pre-funded Common Share purchase warrants issued in the form of Exhibit A attached hereto, as uncertificated securities (einfache Wertrechte) pursuant to article 973c of the Swiss Code of Obligations and delivered to the Purchasers at the Second Closing in accordance with Section 2.2(c) hereof, which Additional Pre-Funded Warrants shall be exercisable with an exercise price equal to CHF 0.02, subject to Swiss law requirements and a beneficial ownership limitation as set forth therein, and shall expire when exercised in full.

“Additional Securities” means the Additional Shares, the Units, the Warrants and the Pre-Funded Warrants to be issued on the Second Closing, pursuant to Section 2.1(b).

“Additional Shares” means the Common Shares issued or issuable to each Purchaser on the Second Closing pursuant to this Agreement.

“Additional Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Additional Securities purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Additional Subscription Amount,” in United States dollars and in immediately available funds.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person as such terms are used in and construed under Rule 405 under the Securities Act.

“Allowable Grace Period” shall have the meaning ascribed to such term in Section 5.4(n).

“Board of Directors” means the board of directors of the Company.

“Business Day” means any Trading Day other than Saturday, Sunday or other day on which commercial banks in The City of New York or in the city of Zurich, Canton of Zurich (Switzerland) are authorized or required by law or other governmental action to remain closed; provided, however, for clarification, commercial banks shall not be deemed to be authorized or required by law to remain closed due to “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems (including for wire transfers) of commercial banks in The City of New York or in the city of Zurich, Canton of Zurich (Switzerland) generally are open for use by customers on such day.

“BVF” shall have the meaning ascribed to such term in the Recitals.

“Commission” means the United States Securities and Exchange Commission.

“Common Share Equivalents” means any securities of the Company or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Shares.

“Common Shares” means the common shares of the Company, par value CHF 0.02 per share, and any other class of securities into which such securities may hereafter be reclassified or changed.

“Company Counsel” means Sullivan & Worcester LLP, with offices located at 1633 Broadway, New York, New York 10019.

“Cumulative Proceeds” means the portion of the Subscription Amount that has been paid to the Company at the applicable time.

“Disclosure Schedules” means the Disclosure Schedules of the Company delivered concurrently herewith.

“Disclosure Time” means, (i) if this Agreement is signed on a day that is not a Trading Day or after 9:00 a.m. (New York City time) and before midnight (New York City time) on any Trading Day, 9:01 a.m. (New York City time) on the Trading Day immediately following the date hereof, and (ii) if this Agreement is signed between midnight (New York City time) and 9:00 a.m. (New York City time) on any Trading Day, no later than 9:01 a.m. (New York City time) on the date hereof.

“Effectiveness Date” means the date the Resale Registration Statement filed pursuant to Section 4.16 has been declared effective by the Commission.

“Election Deadline” shall have the meaning ascribed to such term in Section 2.1(b).

“EMA” means the European Medicines Agency.

“Evaluation Date” shall have the meaning ascribed to such term in Section 3.1(s).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means the issuance of (a) Common Shares or options or other equity awards to employees, consultants, officers or directors of the Company pursuant to any share or option plan duly adopted for such purpose, by a majority of the Board of Directors, including the BVF Director provided BVF nominates a BVF Director, and (b) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith during the prohibition period in Section 4.12(a) herein, and provided that any such issuance shall only be to a Person (or to the equityholders of a Person) that is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company and shall provide to the Company additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities; and (c) any warrants issued to any financial advisors in connection with the transactions pursuant to this Agreement and any Common Shares upon exercise of such warrants, if any.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“FDA” means the United States Food and Drug Administration.

“FINRA” means the Financial Industry Regulatory Authority.

“GAAP” shall have the meaning ascribed to such term in Section 3.1(h).

“Indebtedness” shall have the meaning ascribed to such term in Section 3.1(aa).

“Initial Closing” means the initial closing of the purchase and sale of the Securities pursuant to Section 2.1(a).

“Initial Closing Date” means a Trading Day upon which all conditions precedent to (i) the Purchasers’ obligations to pay the Initial Subscription Amount and (ii) the Company’s obligations to deliver the Initial Securities, in each case, have been satisfied or waived; provided, that the Initial Closing Date shall be a date that is not more than five (5) Business Days following the date hereof.

“Initial Pre-Funded Warrant Purchase Price” equals the Per Share Purchase Price minus CHF 0.02, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement and prior to the Initial Closing.

“Initial Pre-Funded Warrants” means, collectively, the pre-funded Common Share purchase warrants issued in the form of Exhibit A attached hereto, as uncertificated securities (einfache Wertrechte) pursuant to article 973c of the Swiss Code of Obligations and delivered to the Purchasers at the Initial Closing in accordance with Section 2.2(a) hereof, which Initial Pre-Funded Warrants shall exercisable with an exercise price equal to CHF 0.02, subject to a beneficial ownership limitation as set forth therein, and shall expire when exercised in full.

“Initial Securities” means the Initial Shares and the Initial Pre-Funded Warrants to be issued at the Initial Closing pursuant to Section 2.2(a).

“Initial Shares” means the Common Shares issued or issuable to each Purchaser on the Initial Closing pursuant to this Agreement.

“Initial Subscription Amount” means, as to each Purchaser, the aggregate amount to be paid for the Initial Securities purchased hereunder as specified below such Purchaser’s name on the signature page of this Agreement and next to the heading “Initial Subscription Amount,” in United States dollars and in immediately available funds.

“Intellectual Property Rights” shall have the meaning ascribed to such term in Section  3.1(p).

“Issuable Shares” means the Shares issued or issuable to each Purchaser upon the Initial Closing and the Second Closing, as applicable, pursuant to this Agreement.

“Legend Removal Date” shall have the meaning ascribed to such term in Section 4.1(c).

“Liens” means a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right or other restriction (other than, in the case of the Securities, restrictions provided in the Transaction Documents or as otherwise agreed or imposed by BVF).

“Material Adverse Effect” shall have the meaning assigned to such term in Section 3.1(b).

“Material Permits” shall have the meaning ascribed to such term in Section 3.1(n).

“Meeting Minutes” means the official written minutes from the End of Phase 2 meeting to be held with the FDA. For the avoidance of a doubt, the Meeting Minutes will provide clarity into what registration directed clinical studies will be required for potential approval of the Pharmaceutical Product.

“Non-Dilutive Capital” means capital raised through non-dilutive means (e.g., a research grant or other financing not involving the issuance of equity securities, debt securities, debt-like securities, or derivatives).

“Par Amount” shall have the meaning ascribed to such term in Section 2.2(b).

“Per Share Purchase Price” equals $0.87, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement and prior to the Initial Closing.

“Per Unit Purchase Price” equals $1.50, subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement and prior to the Second Closing.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“Pharmaceutical Product” shall have the meaning ascribed to such term in Section 3.1(hh).

“Pre-Funded Warrant Shares” means the Common Shares issuable upon exercise of the Pre-Funded Warrants.

“Pre-Funded Warrants” means, collectively, the Initial Pre-Funded Warrants and the Additional Pre-Funded Warrants.

“Pro Rata Interest” means the number of Initial Securities purchased by each Purchaser, relative to the total number of Initial Securities being sold hereunder.

“Proceeding” means an action, claim, suit, investigation or proceeding (including, without limitation, an informal investigation or partial proceeding, such as a deposition), whether commenced or, to the Company’s knowledge, threatened in writing.

“Purchaser Party” shall have the meaning ascribed to such term in Section 4.8.

“Registrable Securities” means the Shares issued or issuable pursuant to this Agreement and the Pre-Funded Warrant Shares and Warrant Shares issued or issuable pursuant to the exercise of the Pre-Funded Warrants and Warrants, respectively.

“Reporting Period” shall have the meaning ascribed to such term in Section 4.2(b).

“Required Approvals” shall have the meaning ascribed to such term in Section 3.1(e).

“Resale Registration Statement” shall have the meaning ascribed to such term in Section  4.16.

“Rule 144” means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Rule 415” means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended or interpreted from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same purpose and effect as such Rule.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC Reports” shall have the meaning ascribed to such term in Section 3.1(h).

“Second Closing” shall have the meaning ascribed to such term in Section 2.1(b).

“Second Closing Date” means a Trading Day upon which all conditions precedent to (i) the Purchasers’ obligations to pay the Additional Subscription Amount and (ii) the Company’s obligations to deliver the Additional Securities, in each case, have been satisfied or waived; provided, that the Second Closing Date shall be a date that is not more than five (5) Business Days following the date on which BVF provides notice of its election to proceed with the Second Closing pursuant to Section 2.1(b) hereof.

“Securities” means the Shares, the Units, the Warrants, the Pre-Funded Warrants, the Warrant Shares and the Pre-Funded Warrant Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” means the Common Shares issued or issuable to each Purchaser pursuant to this Agreement.

“Short Sales” means all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act (but shall not be deemed to include locating and/or borrowing Common Shares).

“Special Swiss Company Counsel” means Wenger Vieli AG.

“Subscription Amount” means, as to each Purchaser, the sum of the Initial Subscription Amount and the Additional Subscription Amount.

“Subsidiary” means any subsidiary of the Company as set forth on Schedule 3.1(a), and shall, where applicable, also include any direct or indirect subsidiary of the Company formed or acquired after the date hereof.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Common Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (or any successors to any of the foregoing).

“Transaction Documents” means this Agreement, the Warrants, the Pre-Funded Warrants and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated hereunder.

“Transfer Agent” means VStock Transfer, the current transfer agent of the Company, with a mailing address of 18 Lafayette Place, Woodmere, New York 11598 and a phone number of 212-828-8436, and any successor transfer agent of the Company.

“Units” means, collectively, the units of Company with each unit consisting of (i) one (1) Share (or an Additional Pre-Funded Warrant) and (ii) a Warrant to purchase one and one-half (1.5) Common Shares; provided, that if between the Initial Closing and the Second Closing, the Company raises Non-Dilutive Capital, then each Unit to be issued in the Second Closing, if any, in an amount up to but not to exceed $10 million, shall instead consist of (i) one (1) Share (or an Additional Pre-Funded Warrant to purchase one (1) Common Share) and (ii) a Warrant to purchase one (1) Common Share; provided further, that BVF, in its sole discretion, may also elect to apply the foregoing proviso to any amount of Non-Dilutive Capital raised by the Company in excess of $10 million up to the maximum amount of the Additional Subscription Amount, if any.

“Variable Rate Transaction” shall have the meaning ascribed to such term in Section  4.12(b).

“Voting Agreements” means those certain voting agreements executed by certain Company shareholders in form and substance reasonably acceptable to the Company and BVF.

“VWAP” means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Shares are then listed or quoted on a Trading Market, the daily volume weighted average price of the Common Shares for such date (or the nearest preceding date) on the Trading Market on which the Common Shares are then listed or quoted as reported by Bloomberg L.P. (based on a Trading Day from 9:30 a.m. (New York City time) to 4:02 p.m (New York City time)), (b) if OTCQB or OTCQX is not a Trading Market, the volume weighted average price of the Common Shares for such date (or the nearest preceding date) on OTCQB or OTCQX as applicable, (c) if the Common Shares are not then listed or quoted for trading on OTCQB or OTCQX and if prices for the Common Shares are then reported in The Pink Open Market (or a similar organization or agency succeeding to its functions of reporting prices), the most recent bid price per share of the Common Shares so reported, or (d) in all other cases, the fair market value of a share of Common Shares as determined by an independent appraiser selected in good faith by the Purchasers of a majority in interest of the Securities then outstanding and reasonably acceptable to the Company, the fees and expenses of which shall be paid by the Company.

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

“Warrants” means, collectively, the warrants to purchase Common Shares (or in the event that the Warrants will expire at a time when BVF’s beneficial ownership would exceed the Maximum Percentage (as defined therein), the Warrants shall be exercisable for pre-funded warrants to purchase Common Shares) issued in the form of uncertificated securities (einfache Wertrechte) pursuant to article 973c of the Swiss Code of Obligations and delivered to the Purchasers at the Second Closing in accordance with Section 2.2(c) hereof, which Warrants shall be exercisable, subject to a customary beneficial ownership limitation, and have a term of exercise equal to five (5) years from the Second Closing Date unless extended pursuant to the terms thereof, in the form of Exhibit B attached hereto.

Article II.
PURCHASE AND SALE

2.1 Closings.

(a) On the Initial Closing Date, upon the terms and subject to the conditions set forth herein, the Company shall sell, and the Purchasers shall purchase, an aggregate of approximately $10 million of Shares; provided, however, that, to the extent a Purchaser determines, in its sole discretion, that such Purchaser (together with such Purchaser’s Affiliates) would beneficially own in excess of the Initial Beneficial Ownership Limitation, or as such Purchaser may otherwise choose, in lieu of purchasing Shares such Purchaser may elect to purchase Initial Pre-Funded Warrants in lieu of Shares in such manner to result in the same aggregate purchase price being paid by such Purchaser to the Company. The “Initial Beneficial Ownership Limitation” shall be 19.99% of the number of the Common Shares outstanding immediately after giving effect to the issuance of the Initial Securities on the Initial Closing Date. Each Purchaser’s Initial Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be paid, or caused to be paid, to the Company or its designee, provided that the Par Amount shall be credited to a blocked capital increase account opened in the name of the Company. The Company shall deliver to each Purchaser its respective Initial Securities pursuant to Section 2.2(a), and the Company and each Purchaser shall deliver the respective items set forth in Sections 2.2(a) and 2.2(b) that are deliverable at the Initial Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2(a), 2.2(b) and 2.3, the Initial Closing shall occur remotely via the exchange of documents and signatures or at such other location as the parties shall mutually agree and in accordance with Section 2.5.

(b) Following initial receipt by the Company of the Meeting Minutes (which receipt may be via email) (the “Minutes Receipt Date”), upon the terms and subject to the conditions set forth herein, BVF and its Affiliates shall, on or before the date that is thirty (30) days following the Minutes Receipt Date (the last day of such period referred to as the “Election Deadline”), purchase up to approximately $20 million of Units in a second closing (the “Second Closing”). On the Second Closing Date, upon the terms and subject to the conditions set forth herein, the Company agrees to sell, and the Purchasers agree to purchase, up to an aggregate of approximately $20 million of Units. To the extent BVF determines, in its sole discretion, that BVF (and its Affiliates) would beneficially own in excess of the Final Beneficial Ownership Limitation, or as BVF (and its Affiliates) may otherwise choose, in lieu of purchasing Units each consisting of (i) one (1) Share and (ii) Warrants, the Purchasers may elect to purchase Units each consisting of (x) one (1) Pre-Funded Warrant and (y) Warrants, in such manner to result in the same aggregate purchase price being paid by such Purchaser to the Company. The “Final Beneficial Ownership Limitation” shall be 19.99% of the number of the Common Shares outstanding, including the Initial Securities issued on the Initial Closing Date, immediately after giving effect to the issuance of the Additional Securities on the Second Closing Date. Each Purchaser’s Initial Subscription Amount as set forth on the signature page hereto executed by such Purchaser shall be paid, or caused to be paid, to the Company or its designee, provided that the Par Amount shall be credited to a blocked capital increase account opened in the name of the Company. The Company shall deliver to each Purchaser its respective Shares (or Additional Pre-Funded Warrants) and Warrants, and the Company and each Purchaser shall deliver the respective items set forth in Sections 2.2(c) and 2.2(d) deliverable at the Second Closing. Upon satisfaction of the covenants and conditions set forth in Sections 2.2(c), 2.2(d), and 2.4, the Second Closing shall occur remotely via the exchange of documents and signatures or such other location as the parties shall mutually agree and in accordance with Section 2.5.

2.2 Deliveries.

(a) On or prior to the Initial Closing Date, the Company shall deliver or cause to be delivered to BVF the following:

(i) this Agreement duly executed by the Company;

(ii) a legal opinion of (A) Company Counsel and (B) Special Swiss Company Counsel, each in a form reasonably acceptable to BVF;

(iii) the Company shall have provided BVF with the Company’s wire instructions, on Company letterhead and executed by the Company’s Chief Executive Officer or Chief Financial Officer;

(iv) a copy of the book-entry notations to the Transfer Agent representing the Shares against delivery of the portion of (A) such Purchaser’s Initial Subscription Amount applicable to the Initial Securities (minus the respective Par Amounts) that are not Initial Pre-Funded Warrants divided by (B) the Per Share Purchase Price;

(v) for each Purchaser of Initial Pre-Funded Warrants pursuant to Section 2.1(a), an executed Initial Pre-Funded Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to the portion of such Purchaser’s Initial Subscription Amount applicable to the Initial Pre-Funded Warrants divided by the Initial Pre-Funded Warrant Purchase Price, subject to adjustment therein;

(vi) the duly executed Voting Agreements;

(vii) an Officer’s Certificate, in form and substance satisfactory to BVF; and

(viii) a Secretary’s Certificate, in form and substance satisfactory to BVF.

(b) On or prior to the Initial Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) this Agreement duly executed by such Purchaser;

(ii) such Purchaser’s Initial Subscription Amount, less the applicable aggregate par value of the Issuable Shares (the “Par Amount”), which shall be paid or caused to be paid to the Company or its designee;

(iii) by no later than 4:00 p.m. New York City time five (5) Business Days prior to the Initial Closing Date, subscribe for the number of Issuable Shares to be issued on the Initial Closing and to deliver to the Company the one or several executed subscription forms (Zeichnungsschein) relating to such Issuable Shares, each in the form reasonably acceptable to the Company; and

(iv) by no later than 4:00 p.m. New York City time five (5) Business Days prior to the Initial Closing Date, the amount corresponding to the applicable Par Amount deposited with the capital increase bank, in a blocked account in Switzerland for the capital increase (Kapitalerhöhungskonto), made out to the Company’s name, and the capital increase bank has issued and delivered a written confirmation of payment of such Par Amount to the Company.

(c) On or prior to the Second Closing Date, the Company shall deliver or cause to be delivered to each Purchaser the following:

(i) a legal opinion of (A) Company Counsel and (B) Special Swiss Company Counsel, each in a form reasonably acceptable to BVF;

(ii) an excerpt from the commercial register of the Canton of Zurich in respect of the Company, evidencing that the Additional Shares have been issued;

(iii) a copy of the book-entry notations to the Transfer Agent representing the Additional Shares against delivery of the portion of such Purchaser’s Additional Subscription Amount divided by the Per Unit Purchase Price;

(iv) an executed Warrant registered in the name of such Purchaser to purchase Common Shares, with an exercise price equal to $2.03 per share, subject to adjustment therein;

(v) for each Purchaser of Additional Pre-Funded Warrants pursuant to Section  2.1(b), an executed Additional Pre-Funded Warrant registered in the name of such Purchaser to purchase up to a number of Common Shares equal to the portion of such Purchaser’s Additional Subscription Amount applicable to the Additional Pre-Funded Warrant divided by the Additional Pre-Funded Warrant Purchase Price, subject to adjustment therein;

(vi) an Officer’s Certificate, in form and substance satisfactory to BVF; and

(vii) a Secretary’s Certificate, in form and substance satisfactory to BVF.

(d) On or prior to the Second Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) such Purchaser’s Additional Subscription Amount, less the applicable Par Amount of the Additional Shares, which shall be paid, or caused to be paid, to the Company or its designee;

(ii) by no later than 4:00 p.m. New York City time five (5) Business Days prior to the Second Closing Date, subscribe for the number of Issuable Shares to be issued on the Second Closing and to deliver to the Company the one or several executed subscription forms (Zeichnungsschein) relating to such Issuable Shares, each in the form reasonably acceptable to the Company; and

(iii) by no later than 4:00 p.m. New York City time five (5) Business Days prior to the Second Closing Date, the amount corresponding to the applicable Par Amount deposited with the capital increase bank, in a blocked account in Switzerland for the capital increase (Kapitalerhöhungskonto), made out to the Company’s name, and the capital increase bank has issued and delivered a written confirmation of payment of the Par Amount to the Company.

2.3 Initial Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Initial Closing are subject to the following conditions being met (or being waived in the sole discretion of the Company):

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Initial Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Initial Closing Date shall have been performed in all material respects; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(b) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Initial Closing are subject to the following conditions being met (or being waived in the sole discretion of the Purchasers):

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Initial Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Initial Closing Date shall have been performed in all material respects;

(iii) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement;

(iv) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(v) from the date hereof to the Initial Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Initial Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity (excluding the COVID-19 pandemic) of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of BVF, makes it impracticable or inadvisable to purchase the Initial Securities at the Initial Closing.

2.4 Second Closing Conditions.

(a) The obligations of the Company hereunder in connection with the Second Closing are subject to the following conditions being met (or being waived in the sole discretion of the Company):

(i) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) on the Second Closing Date of the representations and warranties of the Purchasers contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(ii) all obligations, covenants and agreements of each Purchaser required to be performed at or prior to the Second Closing Date shall have been performed in all material respects; and

(iii) the delivery by each Purchaser of the items set forth in Section 2.2(d) of this Agreement.

(b) The respective obligations of the Purchasers hereunder in connection with the Second Closing are subject to the following conditions being met (or being waived in the sole discretion of the Purchasers):

(i) the Common Shares are then listed or quoted on a Trading Market and on the Trading Date immediately following the Minutes Receipt Date (A) the VWAP is not less than $15.00 and (B) the daily trading volume is not less than 50,000,000 Common Shares;

(ii) the accuracy in all material respects (or, to the extent representations or warranties are qualified by materiality or Material Adverse Effect, in all respects) when made and on the Initial Closing Date of the representations and warranties of the Company contained herein (unless as of a specific date therein in which case they shall be accurate as of such date);

(iii) all obligations, covenants and agreements of the Company required to be performed at or prior to the Initial Closing Date shall have been performed in all material respects;

(iv) the delivery by the Company of the items set forth in Section 2.2(a) of this Agreement, as well as the corresponding deliverables with respect to the Warrants;

(v) there shall have been no Material Adverse Effect with respect to the Company since the date hereof; and

(vi) from the date hereof to the Initial Closing Date, trading in the Common Shares shall not have been suspended by the Commission or the Company’s principal Trading Market, and, at any time prior to the Initial Closing Date, trading in securities generally as reported by Bloomberg L.P. shall not have been suspended or limited, or minimum prices shall not have been established on securities whose trades are reported by such service, or on any Trading Market, nor shall a banking moratorium have been declared either by the United States or New York State authorities nor shall there have occurred any material outbreak or escalation of hostilities or other national or international calamity (excluding the COVID-19 pandemic) of such magnitude in its effect on, or any material adverse change in, any financial market which, in each case, in the reasonable judgment of BVF, makes it impracticable or inadvisable to purchase the Initial Securities at the Initial Closing.

2.5 Form of Payment; Delivery of the Securities. At or prior to the Initial Closing Date or the Second Closing Date, as applicable, each Purchaser will pay the applicable portion of its Subscription Amount minus the respective Par Amounts, by wire transfer of immediately available funds in accordance with wire instructions provided by the Company to the Purchasers prior to the Initial Closing Date or the Second Closing Date, as applicable. On or before the Initial Closing Date or the Second Closing Date, as applicable, the Company will instruct the Transfer Agent to make book-entry notations representing the Shares against delivery of the applicable portion of its Subscription Amount. The foregoing notwithstanding, if the Purchaser has indicated to the Company at the time of execution of this Agreement a need to settle on a “delivery versus payment” basis, then the Company shall make a book-entry notation reflecting ownership of the Shares whereupon following receipt of such written confirmation from the Transfer Agent that a book-entry notation has been made, then the Purchaser shall then promptly wire the applicable portion of its Subscription Amount as provided in this Section 2.5. The Company shall deliver to each Purchaser one or more Pre-Funded Warrants (if applicable) and one or more Warrants, in each case, in physical form, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b) hereof or in Exhibit A or Exhibit B, respectively), evidencing the number of Pre-Funded Warrants or Warrants, respectively, such Purchaser is purchasing as is set forth on such Purchaser’s signature page to this Agreement within two (2) Trading Days after the Initial Closing Date or the Second Closing Date, as applicable.

Article III.
REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Company. Except as set forth in the SEC Reports or the Disclosure Schedules, which SEC Reports and Disclosure Schedules shall be deemed a part hereof and shall qualify any representation or warranty otherwise made herein to the extent of the disclosure contained in the SEC Reports, the Company hereby makes the following representations and warranties to BVF and each Purchaser:

(a) Subsidiaries. All of the direct and indirect subsidiaries of the Company are set forth on Schedule 3.1(a). The Company owns, directly or indirectly, all of the capital stock or other equity interests of each Subsidiary free and clear of any Liens, and all of the issued and outstanding shares of capital stock of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities. If the Company has no subsidiaries, all other references to the Subsidiaries or any of them in the Transaction Documents shall be disregarded.

(b) Organization and Qualification. The Company and each of the Subsidiaries is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation nor default of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in : (i) a material adverse effect on the legality, validity or enforceability of any Transaction Document, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under any Transaction Document (any of (i), (ii) or (iii), a “Material Adverse Effect”); provided that a change in the market price of trading volume of the Common Shares alone shall not be deemed, in and of itself, to constitute a Material Adverse Effect. To the knowledge of the Company, no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

(c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and each of the other Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and each of the other Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s shareholders in connection herewith or therewith other than in connection with the Required Approvals. This Agreement and each other Transaction Document to which it is a party has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(d) No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the issuance and sale of the Securities and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company’s or any Subsidiary’s certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or any Subsidiary, or give to others any rights of termination, amendment, anti-dilution or similar adjustments, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or a Subsidiary is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

(e) Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than : (i) the filings required pursuant to Section 4.4 of this Agreement, (ii) a notice to each applicable Trading Market for the listing of the Shares, Pre-Funded Warrant Shares and Warrant Shares for trading thereon in the time and manner required thereby, and (iii) the filing of Form D with the Commission and such filings as are required to be made under applicable state securities laws (collectively, the “Required Approvals”).

(f) Issuance of the Securities; Registration. The Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Warrant Shares and Pre-Funded Warrant Shares, when issued in accordance with the terms of the Warrants and Pre-Funded Warrants, will be validly issued, fully paid and nonassessable, free and clear of all Liens imposed by the Company. The Company has reserved from its registered authorized share capital and conditional share capital sufficient amounts to issue the number of Common Shares issuable pursuant to this Agreement and upon conversion of the Pre-Funded Warrants to be sold at the Initial Closing.

The aggregate market value of the outstanding voting and non-voting common equity (as defined in Rule 405) of the Company held by persons other than affiliates of the Company (pursuant to Rule 144 of the Securities Act, those that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company) (the “Non-Affiliate Shares”), was approximately $16,701,814 (calculated by multiplying (x) the price at which the common equity of the Company was last sold on the Company’s principal Trading Market on December 2, 2022 times (y) the number of Non-Affiliate Shares). The Company is not a shell company (as defined in Rule 405 under the Securities Act) and has not been a shell company for at least twelve (12) calendar months previously and if it has been a shell company at any time previously, has filed current Form 10 information (as defined in General Instruction I.B.5 of Form F-3) with the Commission at least twelve (12) calendar months previously reflecting its status as an entity that is not a shell company.

(g) Capitalization. The capitalization of the Company as of the date hereof is as set forth on Schedule 3.1(g), which Schedule 3.1(g) shall also include the number of Common Shares owned beneficially, and of record, by Affiliates of the Company as of the date hereof. The issued and outstanding shares of capital stock of the Company registered in the Commercial Register of the Canton of Zurich have been validly issued, are fully paid and non-assessable and, other than as set forth in Schedule 3.1(g), are not subject to any preemptive rights, rights of first refusal or similar rights. The description of the Common Shares in the Company’s registration statement on Form 8-A filed with the Commission on January 28, 2021 is complete and accurate in all material respects.

No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents or such preemptive right have effectively been withdraw. Except as a result of the purchase and sale of the Securities, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any Common Shares or the capital stock of any Subsidiary, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to issue additional Common Shares or Common Share Equivalents or capital stock of any Subsidiary. The issuance and sale of the Securities will not obligate the Company or any Subsidiary to issue Common Shares or other securities to any Person (other than the Purchasers). There are no outstanding securities or instruments of the Company or any Subsidiary with any provision that adjusts the exercise, conversion, exchange or reset price of such security or instrument upon an issuance of securities by the Company or any Subsidiary. There are no outstanding securities or instruments of the Company or any Subsidiary that contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is or may become bound to redeem a security of the Company or such Subsidiary. The Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all U.S. federal and state securities laws and Swiss laws, and none of such outstanding shares were issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. No further approval or authorization of any shareholder, the Board of Directors or others is required for the issuance and sale of the Securities. There are no shareholders agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

(h) SEC Reports; Financial Statements. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has never been an issuer subject to Rule 144(i) under the Securities Act. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and its consolidated Subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off balance sheet obligations), not described in the Company’s 20-F for the year ended December 31, 2021 filed with the Commission on March 24, 2022.

(i) Material Changes; Undisclosed Events, Liabilities or Developments. Since the date of the latest audited financial statements included within the SEC Reports, except as set forth on Schedule 3.1(i), (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information. Except for the issuance of the Securities contemplated by this Agreement or as set forth on Schedule 3.1(i), no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or its Subsidiaries or their respective businesses, prospects, properties, operations, assets or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 1 Trading Day prior to the date that this representation is made.

(j) Litigation. There is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, any Subsidiary or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”). Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the knowledge of the Company, there is not pending or threatened, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any Subsidiary under the Exchange Act or the Securities Act.

(k) Labor Relations. No labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company, which could reasonably be expected to result in a Material Adverse Effect. None of the Company’s or its Subsidiaries’ employees is a member of a union that relates to such employee’s relationship with the Company or such Subsidiary, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and its Subsidiaries believe that their relationships with their employees are good. To the knowledge of the Company, no executive officer of the Company or any Subsidiary, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters. The Company and its Subsidiaries are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(l) Compliance. Neither the Company nor any Subsidiary : (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or other governmental authority or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

(m) Environmental Laws. The Company and the Subsidiaries (i) are in compliance with all federal, state, local and foreign laws relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands, or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations, issued, entered, promulgated or approved thereunder (“Environmental Laws”); (ii) have received all permits licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses; and (iii) are in compliance with all terms and conditions of any such permit, license or approval where in each clause (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(n) Regulatory Permits. The Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

(o) Title to Assets. The Company and the Subsidiaries have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for (i) Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries and (ii) Liens for the payment of federal, state or other taxes, for which appropriate reserves have been made therefor in accordance with GAAP and, the payment of which is neither delinquent nor subject to penalties. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases with which the Company and the Subsidiaries are in compliance.

(p) Intellectual Property. The Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights necessary or required for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”). None of, and neither the Company nor any Subsidiary has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement. Neither the Company nor any Subsidiary has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as could not have or reasonably be expected to not have a Material Adverse Effect. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(q) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary for companies of the Company’s size and in the businesses in which the Company and the Subsidiaries are engaged, including, but not limited to, directors and officers insurance coverage at least equal to the aggregate Subscription Amount. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

(r) Transactions With Affiliates and Employees. Except as set forth in the SEC Reports, none of the officers or directors of the Company or any Subsidiary and, to the knowledge of the Company, none of the employees of the Company or any Subsidiary is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, officers, consultants and directors and other than warrants previously issued to employees, officers, consultants and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, providing for the borrowing of money from or lending of money to or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee, shareholder, member or partner, in each case in excess of $120,000 other than for (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company and (iii) other employee benefits, including stock option agreements under any stock option plan of the Company.

(s) Sarbanes-Oxley; Internal Accounting Controls. The Company and the Subsidiaries are in compliance with any and all applicable requirements of the Sarbanes-Oxley Act that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof, as of the Initial Closing Date and as of the Second Closing Date. The Company and the Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that : (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company and the Subsidiaries have established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and the Subsidiaries and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. The Company’s certifying officers have evaluated the effectiveness of the disclosure controls and procedures of the Company and the Subsidiaries as of the end of the period covered by the most recently filed Annual Report on Form 20-F under the Exchange Act (such date, the “Evaluation Date”). The Company presented in its most recently filed Annual Report on Form 20-F under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no changes in the internal control over financial reporting (as such term is defined in the Exchange Act) of the Company and its Subsidiaries that have materially affected, or is reasonably likely to materially affect, the internal control over financial reporting of the Company and its Subsidiaries.

(t) Certain Fees. No brokerage or finder’s fees or commissions are or will be payable by the Company or any Subsidiary to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by the Transaction Documents. The Purchasers shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by the Transaction Documents.

(u) Investment Company. The Company is not, and is not an Affiliate of, and immediately after receipt of payment for the Securities, will not be or be an Affiliate of, an “investment company” within the meaning of the Investment Company Act of 1940, as amended. The Company shall conduct its business in a manner so that it will not become an “investment company” subject to registration under the Investment Company Act of 1940, as amended.

(v) Registration Rights. Other than as described in the SEC Reports or as have been complied with as of the date hereof, no Person has any right to cause the Company or any Subsidiary to effect the registration under the Securities Act of any securities of the Company or any Subsidiary.

(w) Listing and Maintenance Requirements. The Common Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Common Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. Except as set forth on Schedule 3.1(w), and other than as described in the SEC Reports, the Company has not, in the twelve (12) months preceding the date hereof, received notice from any Trading Market on which the Common Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. Except as set forth on Schedule 3.1(w), the Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements. The Common Shares are currently eligible for electronic transfer through the Depository Trust Company or another established clearing corporation and the Company is current in payment of the fees to the Depository Trust Company (or such other established clearing corporation) in connection with such electronic transfer.

(x) Application of Takeover Protections. The Company and the Board of Directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company’s articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including without limitation as a result of the Company’s issuance of the Securities and the Purchasers’ ownership of the Securities.

(y) Disclosure. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Purchasers will rely on the foregoing representation in effecting transactions in securities of the Company. All of the disclosure furnished by or on behalf of the Company to the Purchasers regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, including the Disclosure Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The press releases disseminated by the Company during the twelve (12) months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made and when made, not misleading. The Company acknowledges and agrees that no Purchaser makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 hereof.

(z) No Integrated Offering. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, neither the Company, nor any of its Affiliates, nor any Person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of the Warrants or Warrant Shares under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

(aa) Solvency. Based on the consolidated financial condition of the Company (i) as of the Initial Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Initial Securities hereunder and (ii) as of the Second Closing Date, after giving effect to the receipt by the Company of the proceeds from the sale of the Securities hereunder, (A) the fair saleable value of the Company’s assets exceeds the amount that will be required to be paid on or in respect of the Company’s existing debts and other liabilities (including known contingent liabilities) as they mature, (B) the Company’s assets do not constitute unreasonably small capital to carry on its business as now conducted and as proposed to be conducted including its capital needs taking into account the particular capital requirements of the business conducted by the Company, consolidated and projected capital requirements and capital availability thereof, and (C) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, after taking into account all anticipated uses of the cash, would be sufficient to pay all amounts on or in respect of its liabilities when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt). The Company has no knowledge of any facts or circumstances which lead it to believe that it will file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction within one (1) year from the Initial Closing Date. As of the date hereof, all outstanding secured and unsecured Indebtedness of the Company or any Subsidiary, or for which the Company or any Subsidiary has commitments. For the purposes of this Agreement, “Indebtedness” means (x) any liabilities for borrowed money or amounts owed in excess of $50,000 (other than trade accounts payable incurred in the ordinary course of business), (y) all guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s consolidated balance sheet (or the notes thereto), except guaranties by endorsement of negotiable instruments for deposit or collection or similar transactions in the ordinary course of business; and (z) the present value of any lease payments in excess of $50,000 due under leases required to be capitalized in accordance with GAAP. Neither the Company nor any Subsidiary is in default with respect to any Indebtedness.

(bb) Tax Status. Except for matters that would not, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect, the Company and its Subsidiaries each (i) has made or filed all federal, state and local income and all foreign income and franchise tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations and (iii) has set aside on its books provision reasonably adequate for the payment of all material taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company or of any Subsidiary know of no basis for any such claim.

(cc) Foreign Corrupt Practices. Neither the Company nor any Subsidiary, nor to the knowledge of the Company or any Subsidiary, any agent or other person acting on behalf of the Company or any Subsidiary, has (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company or any Subsidiary (or made by any person acting on its behalf of which the Company is aware) which is in violation of law, or (iv) violated in any material respect any provision of FCPA.

(dd) Accountants. The Company’s accounting firm is set forth in the SEC Reports. To the knowledge and belief of the Company, such accounting firm (i) is a registered public accounting firm as required by the Exchange Act; (ii) has expressed its opinion with respect to the financial statements included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021; and (iii) is not in violation of the auditor independence requirements of the Sarbanes-Oxley Act with respect to the Company.

(ee) Acknowledgment Regarding Purchasers’ Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers’ purchase of the Securities. The Company further represents to each Purchaser that the Company’s decision to enter into this Agreement and the other Transaction Documents has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

(ff) Acknowledgment Regarding Purchaser’s Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding (except for Sections 3.2(f) and 4.13 hereof), it is understood and acknowledged by the Company that : (i) none of the Purchasers has been asked by the Company to agree, nor has any Purchaser agreed, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) past or future open market or other transactions by any Purchaser, specifically including, without limitation, Short Sales or “derivative” transactions, before or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) any Purchaser, and counter-parties in “derivative” transactions to which any such Purchaser is a party, directly or indirectly, presently may have a “short” position in the Common Shares, and (iv) each Purchaser shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that (y) one or more Purchasers may engage in hedging activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Warrant Shares or Pre-Funded Warrant Shares deliverable with respect to Securities are being determined, and (z) such hedging activities (if any) could reduce the value of the existing shareholders’ equity interests in the Company at and after the time that the hedging activities are being conducted. The Company acknowledges that such aforementioned hedging activities do not constitute a breach of any of the Transaction Documents.

(gg) Regulation M Compliance. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) sold, bid for, purchased, or, paid any compensation for soliciting purchases of, any of the Securities, or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company.

(hh) Compliance with Applicable Law. The Company and the Subsidiaries : (i) are and at all times have been in material compliance with all statutes, rules and regulations applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product under development, manufactured or distributed by the Company or the Subsidiaries (“Applicable Laws”), (ii) have not received any Form 483 from the FDA or similar notice from the EMA, notice of adverse finding, warning letter, or other written correspondence or notice from the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority alleging or asserting material noncompliance with any Applicable Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (“Authorizations”), which would, individually or in the aggregate, result in a Material Adverse Effect; (iii) possess all material Authorizations and such Authorizations are valid and in full force and effect and neither the Company nor the Subsidiaries is in material violation of any term of any such Authorizations; (iv) have not received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority or third party alleging that any Company product, operation or activity is in material violation of any Applicable Laws or Authorizations and has no knowledge that the FDA, the EMA, or any other federal, state, local or foreign governmental or regulatory authority or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding against the Company; (v) have not received notice that the FDA, EMA, or any other federal, state, local or foreign governmental or regulatory authority that (A) it has taken, is taking or intends to take action to limit, suspend, modify or revoke any material Authorizations; contests the premarket clearance, licensure, registration, or approval of, the uses of, the distribution of, the manufacturing or packaging of, the testing of, the sale of, or the labeling and promotion of any Pharmaceutical Product, (B) withdraws its approval of, requests the recall, suspension, or seizure of, or withdraws or orders the withdrawal of advertising or sales promotional materials relating to, any Pharmaceutical Product, (C) imposes a clinical hold on any clinical investigation by the Company or any of its Subsidiaries, (D) enjoins production at any facility of the Company or any of its Subsidiaries, (E) enters or proposes to enter into a consent decree of permanent injunction with the Company or any of its Subsidiaries, or (F) otherwise alleges any violation of any laws, rules or regulations by the Company or any of its Subsidiaries, and which, either individually or in the aggregate, would have a Material Adverse Effect; (G) and has no knowledge that the FDA, EMA, or any other federal, state, local or foreign governmental or regulatory authority is considering any of the foregoing such actions; and (vi) have filed, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations except where the failure to file such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments would not result in a Material Adverse Effect, and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

The properties, business and operations of the Company have been and are being conducted in all material respects in accordance with all applicable laws, rules and regulations of the FDA and EMA. The Company has not been informed by the FDA that the FDA will prohibit the marketing, sale, license or use in the United States of any product proposed to be developed, produced or marketed by the Company nor has the FDA expressed any concern as to approving or clearing for marketing any product being developed or proposed to be developed by the Company. The Company has established and administers a compliance program applicable to the Company, to assist the Company and the directors, officers and employees of the Company in complying with applicable regulatory guidelines (including, without limitation, those administered by the FDA, the EMA, and any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA or EMA); except where such noncompliance would not reasonably be expected to have a Material Adverse Effect.

(ii) Stock Option Plans. Each stock option granted by the Company under the Company’s stock option plan was granted (i) in accordance with the terms of the Company’s stock option plan and (ii) with an exercise price at least equal to the fair market value of the Common Shares on the date such stock option would be considered granted under GAAP and applicable law. No stock option granted under the Company’s stock option plan has been backdated. The Company has not knowingly granted, and there is no and has been no Company policy or practice to knowingly grant, stock options prior to, or otherwise knowingly coordinate the grant of stock options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their financial results or prospects.

(jj) Cybersecurity. (i)(x) There has been no security breach or other compromise of or relating to any of the Company’s or any Subsidiary’s information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company and the Subsidiaries have not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; (iii) the Company and the Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company and the Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

(kk) Compliance with Data Privacy Laws. The Company and its Subsidiaries are, and at all prior times were, in material compliance with all applicable state and federal data privacy and security laws and regulations, including without limitation HIPAA, CCPA, and the European Union General Data Protection Regulation (EU 2016/679) (collectively, the “Privacy Laws”). To ensure compliance with the Privacy Laws, the Company has in place, complies with, and takes appropriate steps to ensure compliance in all material respects with their policies and procedures relating to data privacy and security and the collection, storage, use, processing, disclosure, handling, and analysis of Personal Data and Confidential Data (the “Policies”). The Company has at all times made all disclosures to users or customers required by applicable laws and regulatory rules or requirements, and none of such disclosures made or contained in any Policy have been inaccurate or in violation of any applicable laws and regulatory rules or requirements in any material respect. The Company further certifies that neither it nor any subsidiary : (i) has received notice of any actual or potential liability under or relating to, or actual or potential violation of, any of the Privacy Laws, and has no knowledge of any event or condition that would reasonably be expected to result in any such notice; (ii) is currently conducting or paying for, in whole or in part, any investigation, remediation, or other corrective action pursuant to any Privacy Law; or (iii) is a party to any order, decree, or agreement that imposes any obligation or liability under any Privacy Law.

(ll) Office of Foreign Assets Control. Neither the Company nor any Subsidiary nor, to the Company’s knowledge, any director, officer, agent, employee or affiliate of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

(mm) U.S.Real Property Holding Corporation. The Company is not and has never been a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon BVF’s request.

(nn) Bank Holding Company Act. Neither the Company nor any of its Subsidiaries or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Neither the Company nor any of its Subsidiaries or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve. Neither the Company nor any of its Subsidiaries or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

(oo) Money Laundering. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no Action or Proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company or any Subsidiary, threatened.

(pp) Private Placement. Assuming the accuracy of the Purchasers’ representations and warranties set forth in Section 3.2, no registration under the Securities Act is required for the offer and sale of the Securities by the Company to the Purchasers as contemplated hereby.

(qq) No General Solicitation. Neither the Company nor any Person acting on behalf of the Company has offered or sold any of the Securities by any form of general solicitation or general advertising. The Company has offered the Securities for sale only to the Purchasers.

(rr) No Disqualification Events. With respect to the Securities to be offered and sold hereunder in reliance on Rule 506 under the Securities Act, none of the Company, any of its predecessors, any affiliated issuer, any director, executive officer, other officer of the Company participating in the offering hereunder, any beneficial owner of 20% or more of the Company’s outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the Securities Act) connected with the Company in any capacity at the time of sale (each, an “Issuer Covered Person”) is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act (a “Disqualification Event”), except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3). The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e), and has furnished to the Purchasers a copy of any disclosures provided thereunder.

(ss) Other Covered Persons. The Company is not aware of any person (other than any Issuer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Securities.

(tt) Notice of Disqualification Events. The Company will notify the Purchasers in writing, prior to the Initial Closing Date and the Second Closing Date of (i) any Disqualification Event relating to any Issuer Covered Person and (ii) any event that would, with the passage of time, reasonably be expected to become a Disqualification Event relating to any Issuer Covered Person, in each case of which it is aware.

(uu) Stock Transfer Taxes. On the Initial Closing Date and Second Closing Date, all material stock transfer or other taxes (other than income taxes), including the Swiss issuance stamp duty, which are required to be paid in connection with the sale and transfer of the Securities to be sold hereunder will be, or will have been, fully paid or provided for by the Company and all laws imposing such taxes will be or will have been fully complied with by the Company in all material respects.

(vv) Immunity. Neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of Switzerland.

(ww) [Reserved.]

(xx) Broker/Dealer Relationships. Neither the Company nor any Subsidiary or any related entities (i) is required to register as a “broker” or “dealer” in accordance with the provisions of the Exchange Act or (ii) directly or indirectly through one or more intermediaries, controls or is a “person associated with a member” or “associated person of a member” (within the meaning set forth in the FINRA Manual).

(yy) Emerging Growth Company Status. From the time of the initial filing of the Company’s first registration statement with the Commission through the date hereof, the Company has been and is an “emerging growth company,” as defined in Section 2(a) of the Securities Act.

(zz) Foreign Private Issuer. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

(aaa) Dividends. Under current laws and regulations of Switzerland and any political subdivision thereof, all dividends and other distributions declared and payable on the Securities may be paid by the Company to the holder thereof in United States dollars or Swiss franc that may be converted into foreign currency and freely transferred out of Switzerland and all such payments made to holders thereof or therein who are non-residents of Switzerland will not be subject to income, withholding or other taxes under laws and regulations of Switzerland or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in Switzerland or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in Switzerland or any political subdivision or taxing authority thereof or therein.

(bbb) Validity of Choice of Law. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of Switzerland and will be honored by courts in Switzerland. The Company has the power to submit, and pursuant to this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each the State of New York and United States Federal court sitting in New York County (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to this Agreement, has legally, validly, effectively and irrevocably designated, appointed and empowered, an authorized agent for service of process in any action arising out of or relating to this Agreement, or the offering of the Securities in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in this Agreement.

(ccc) Enforcement. This Agreement is in proper form under the laws of Switzerland for the enforcement thereof against the Company, and to ensure the legality, validity, enforceability or admissibility into evidence in Switzerland of this Agreement, it is not necessary that this Agreement be filed or recorded with any court or other authority in Switzerland or that any stamp or similar tax in Switzerland be paid on or in respect of this Agreement or any other documents to be furnished hereunder. Any final judgment for a fixed or readily calculable sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein and therein would be declared enforceable against the Company, without re-examination or review of the merits of the cause of action in respect of which the original judgment was given or re-litigation of the matters adjudicated upon, by the courts of Switzerland. The Company is not aware of any reason why the enforcement in Switzerland of such a New York Court judgment would be, as of the date hereof, contrary to public policy of Switzerland.

(ddd) Indebtedness. The Company is not overindebted or suffering from capital loss within the meaning of article 725 of the Swiss Code of Obligations or article 725b of the revised Swiss Code of Obligations in force as of January 1, 2023. The Company is not subject to an immediate case of illiquidity according to article 725 of the revised Swiss Code of Obligations in force as of January 1, 2023.

(eee) Agreements with Agents or Underwriters. Except for the SEDA and the ATM Sales Agreement, the Company is not a party to any agreement with an agent or underwriter for any “at the market” or continuous equity transaction.

(fff) Clinical Studies. The animal and other preclinical studies and clinical trials conducted by the Company or on behalf of the Company were, and, if still pending are, to the Company’s knowledge, being conducted in all material respects in compliance with all applicable laws, rules and regulations and in accordance with experimental protocols, procedures and controls generally used by qualified experts in the preclinical study and clinical trials of new drugs and biologics as applied to comparable products to those being developed by the Company.

(ggg) Purchaser Representations. The Company acknowledges and agrees that the representations contained in Section 3.2 shall not modify, amend or affect such Purchaser’s right to rely on the Company’s representations and warranties contained in this Agreement or any representations and warranties contained in any other Transaction Document or any other document or instrument executed and/or delivered in connection with this Agreement or the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

3.2 Representations and Warranties of the Purchasers. Each of the Purchasers hereby represent and warrant as of the date hereof, as of the Initial Closing Date and as of the Second Closing Date to the Company as follows (unless as of a specific date therein, in which case they shall be accurate as of such date):

(a) Organization; Authority. Such Purchaser is either an individual or an entity duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right, corporate, partnership, limited liability company or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of the Transaction Documents and performance by such Purchaser of the transactions contemplated by the Transaction Documents have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of such Purchaser. Each Transaction Document to which it is a party has been duly executed by such Purchaser, and when delivered or caused to be delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except : (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b) Understandings or Arrangements. Such Purchaser is acquiring the Securities as principal for its own account and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities (this representation and warranty not limiting such Purchaser’s right to sell the Securities pursuant to the Resale Registration Statement or otherwise in compliance with applicable federal and state securities laws). Such Purchaser is acquiring the Securities hereunder in the ordinary course of its business. Such Purchaser understands that the Securities are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and is acquiring such Securities as principal for his, her or its own account and not with a view to or for distributing or reselling such Securities or any part thereof in violation of the Securities Act or any applicable state securities law, has no present intention of distributing any of such Securities in violation of the Securities Act or any applicable state securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such Securities in violation of the Securities Act or any applicable state securities law (this representation and warranty not limiting such Purchaser’s right to sell such Securities pursuant to a registration statement or otherwise in compliance with applicable federal and state securities laws).

(c) Purchaser Status. At the time such Purchaser was offered the Securities, it was, and as of the date hereof it is, and on each date on which it exercises any Pre-Funded Warrants or Warrants, it will be either : (i) an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (ii) a “qualified institutional buyer” as defined in Rule 144A(a) under the Securities Act. Such Purchaser represents that it has a pre-existing relationship with the Company.

(d) Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

(e) Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Transaction Documents (including all exhibits and schedules thereto) and the SEC Reports and has been afforded, (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment.

(f) Certain Transactions and Confidentiality. Other than consummating the transactions contemplated hereunder, such Purchaser has not, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser, directly or indirectly executed any purchases or sales, including Short Sales, of the securities of the Company during the period commencing as of the time that such Purchaser or BVF first received a term sheet (written or oral) from the Company or any other Person representing the Company setting forth the material pricing terms of the transactions contemplated hereunder and ending immediately prior to the execution hereof. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement. Other than to other Persons party to this Agreement or to such Purchaser’s representatives, including, without limitation, its officers, directors, partners, legal and other advisors, employees, agents and Affiliates, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction). Notwithstanding the foregoing, for the avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to locating or borrowing shares in order to effect Short Sales or similar transactions in the future.

(g) General Solicitation. Such Purchaser is not purchasing the Securities as a result of any advertisement, article, notice or other communication regarding the Securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or, to the knowledge of such Purchaser, any other general solicitation or general advertisement.

Article IV.
OTHER AGREEMENTS OF THE PARTIES

4.1 Removal of Legends.

(a) The Securities may only be disposed of in compliance with state and federal securities laws. In connection with any transfer of Securities other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Purchaser or in connection with a pledge as contemplated in Section 4.1(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Security under the Securities Act.

(b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1, of a legend on any of the Securities in the following form:

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAS BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT WITH A REGISTERED BROKER-DEALER OR OTHER LOAN WITH A FINANCIAL INSTITUTION THAT IS AN “ACCREDITED INVESTOR” AS DEFINED IN RULE 501(a) UNDER THE SECURITIES ACT OR OTHER LOAN SECURED BY SUCH SECURITIES.

The Company acknowledges and agrees that a Purchaser may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Securities to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities.

(c) Certificates evidencing the Registrable Securities shall not contain any legend (including the legend set forth in Section 4.1(b) hereof) : (i) while a registration statement covering the resale of such security is effective under the Securities Act, or (ii) following any sale of such Registrable Securities pursuant to Rule 144, or (iii) if such Registrable Securities are eligible for sale under Rule 144, or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission (the “Staff”)). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent or the Purchaser promptly if required by the Transfer Agent to effect the removal of the legend hereunder, or if requested by a Purchaser, respectively. If all or any portion of a Pre-Funded Warrant or Warrant is exercised at a time when there is an effective registration statement to cover the resale of the Pre-Funded Warrant Shares and/or Warrant Shares, or if such Pre-Funded Warrant Shares or Warrant Shares may be sold under Rule 144 or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff) then such Pre-Funded Warrant Shares or Warrant Shares shall be issued free of all legends. The Company agrees that following such time as such legend is no longer required under this Section 4.1(c), the Company will, no later than the later of (i) five (5) Business Days and (ii) the number of Trading Days comprising the Standard Settlement Period (as defined below) following the delivery by a Purchaser to the Company or the Transfer Agent of a certificate representing applicable Registrable Securities, issued with a restrictive legend (such date, the “Legend Removal Date”), deliver or cause to be delivered to such Purchaser a certificate representing such shares that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1. Registrable Securities subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Purchaser by crediting the account of the Purchaser’s prime broker with the Depository Trust Company System as directed by such Purchaser. As used herein, “Standard Settlement Period” means the standard settlement period, expressed in a number of Trading Days, on the Company’s primary Trading Market with respect to the Common Shares as in effect on the date of delivery of a certificate representing Registrable Securities issued with a restrictive legend.

(d) In addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, (i) as partial liquidated damages and not as a penalty, for each $1,000 of Registrable Securities (based on the VWAP of the Common Shares on the date such Registrable Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $10 per Trading Day (increasing to $20 per Trading Day five (5) Trading Days after such damages have begun to accrue) for each Trading Day after the Legend Removal Date until such certificate is delivered without a legend and (ii) if the Company fails to (a) issue and deliver (or cause to be delivered) to a Purchaser by the Legend Removal Date a certificate representing the Securities so delivered to the Company by such Purchaser that is free from all restrictive and other legends and (b) if after the Legend Removal Date such Purchaser purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by such Purchaser of all or any portion of the number of Common Shares, or a sale of a number of Common Shares equal to all or any portion of the number of Common Shares, that such Purchaser anticipated receiving from the Company without any restrictive legend, then an amount equal to the excess of such Purchaser’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any) for the Common Shares so purchased (including brokerage commissions and other out-of-pocket expenses, if any) over the product of (A) such number of Registrable Securities that the Company was required to deliver to such Purchaser by the Legend Removal Date multiplied by (B) the lowest closing sale price of the Common Shares on any Trading Day during the period commencing on the date of the delivery by such Purchaser to the Company of the applicable Registrable Securities (as the case may be) and ending on the date of such delivery and payment under this Section 4.1(d).

4.2 Furnishing of Information.

(a) Until the earliest of the time that (i) no Purchaser owns Securities or (ii) the Pre-Funded Warrants and the Warrants have expired, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.

(b) At any time after the date hereof until the earlier of (i) such time that all of the Registrable Securities may be sold without the requirement for the Company to be in compliance with Rule 144(c)(1) and otherwise without restriction or limitation pursuant to Rule 144 and (ii) such time as all of the Registrable Securities have been disposed of pursuant to and in accordance with the Resale Registration Statement (collectively, the “Reporting Period”), the Company shall (x) make and keep public information available, as those terms are understood and defined in Rule 144, (y) file with the Commission in a timely manner, all reports and other documents required of the Company under the Exchange Act and (z) furnish to BVF, so long as any Purchaser owns Registrable Securities, promptly upon request during the Reporting Period (a) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the Securities Act and Exchange Act, (b) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (c) such other information as may be reasonably requested to permit the Purchasers to sell such Registrable Securities pursuant to Rule 144 without registration. If at any time during the Reporting Period, the Company (i) shall fail for any reason to satisfy the current public information requirement under Rule 144(c) or (ii) has ever been an issuer described in Rule 144(i)(1)(i) or becomes an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Public Information Failure”) then, in addition to such Purchaser’s other available remedies, the Company shall pay to a Purchaser, in cash, as partial liquidated damages and not as a penalty, by reason of any such delay in or reduction of its ability to sell the Registrable Securities, an amount in cash equal to one percent (1.0%) of (x) in the case of Shares and Pre-Funded Warrant Shares, the aggregate purchase price of such Purchaser’s Shares and Pre-Funded Warrant Shares and (y) in the case of Warrant Shares, the aggregate exercise price of such Purchaser’s Warrants, on the day of a Public Information Failure and on every thirtieth (30th) day (pro-rated for periods totaling less than thirty (30) days) thereafter until the earlier of (a) the date such Public Information Failure is cured and (b) such time that such public information is no longer required for the Purchasers to transfer any of the Registrable Securities pursuant to Rule 144. The payments to which a Purchaser shall be entitled pursuant to this Section 4.2(b) are referred to herein as “Public Information Failure Payments.” Public Information Failure Payments shall be paid on the earlier of (i) the last day of the calendar month during which such Public Information Failure Payments are incurred and (ii) the third (3rd) Business Day after the event or failure giving rise to the Public Information Failure Payments is cured. In the event the Company fails to make Public Information Failure Payments in a timely manner, such Public Information Failure Payments shall bear interest at the rate of one percent (1.0%) per month (prorated for partial months) until paid in full. Nothing herein shall limit such Purchaser’s right to pursue actual damages for the Public Information Failure, and such Purchaser shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.

4.3 Integration. The Company shall not sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market such that it would require shareholder approval prior to the closing of such other transaction unless shareholder approval is obtained before the closing of such subsequent transaction.

4.4 Securities Laws Disclosure; Publicity. The Company shall (a) by the Disclosure Time, issue a press release disclosing the material terms of the transactions contemplated hereby, and (b) file a Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the Commission within the time required by the Exchange Act. From and after the issuance of such press release, the Company represents to the Purchasers that it shall have publicly disclosed all material, non-public information delivered to any of the Purchasers by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents, in connection with the transactions contemplated by the Transaction Documents. In addition, effective upon the issuance of such press release, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents, including, without limitation, any of the Purchasers or any of their Affiliates, shall terminate and be no further force or effect. The Company understands and confirms that each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. The Company and each Purchaser shall consult with each other in issuing any other press releases with respect to the transactions contemplated hereby, and none of the Company, BVF nor any Purchaser shall issue any such press release nor otherwise make any such public statement without the prior consent of the Company, with respect to any press release of any Purchaser or BVF, or without the prior consent of BVF, with respect to any press release of the Company, which consent shall not unreasonably be withheld or delayed, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement or communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of BVF or any Purchaser, or include the name of BVF or any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of BVF, except (a) as required by federal securities law in connection with the filing of final Transaction Documents with the Commission and (b) to the extent such disclosure is required by law or Trading Market regulations, in which case the Company shall provide BVF with prior notice of such disclosure permitted under this clause (b) and reasonably cooperate with BVF regarding such disclosure.

4.5 Shareholder Rights Plan . No claim will be made or enforced by the Company or, with the consent of the Company, any other Person, that BVF or any Purchaser is an “Acquiring Person” under any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or similar anti-takeover plan or arrangement in effect or hereafter adopted by the Company, or that BVF or any Purchaser could be deemed to trigger the provisions of any such plan or arrangement, by virtue of receiving Securities under the Transaction Documents or under any other agreement between the Company, BVF and the Purchasers.

4.6 Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, which shall be disclosed pursuant to Section 4.4, the Company covenants and agrees that neither it, nor any other Person acting on its behalf will provide BVF or any Purchaser or their agents or counsel with any information that constitutes, or the Company reasonably believes constitutes, material non-public information, unless prior thereto BVF shall have consented in writing to the receipt of such information and agreed in writing with the Company to keep such information confidential. The Company understands and confirms that BVF and each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company. To the extent that the Company, any of its Subsidiaries, or any of their respective officers, directors, agents, employees or Affiliates delivers any material, non-public information to BVF or a Purchaser without BVF’s consent, the Company hereby covenants and agrees that BVF or such Purchaser shall not have any duty of confidentiality to the Company, any of its Subsidiaries, or any of their respective officers, directors, employees, Affiliates or agents, or a duty to the Company, any of its Subsidiaries or any of their respective officers, directors, employees, Affiliates or agents, not to trade on the basis of, such material, non-public information, provided that BVF or the Purchaser shall remain subject to applicable law. To the extent that any notice provided pursuant to any Transaction Document constitutes, or contains, material, non-public information regarding the Company or any Subsidiaries, the Company shall simultaneously with the delivery of such notice file such notice with the Commission pursuant to a Report on Form 6-K. The Company understands and confirms that BVF and each Purchaser shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

4.7 Use of Proceeds. The Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and shall not use such proceeds : (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any Common Shares or Common Share Equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

4.8 Indemnification of Purchasers. Subject to the provisions of this Section 4.8, the Company will indemnify and hold each Purchaser and its directors, officers, shareholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, shareholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling persons (each, a “Purchaser Party”) harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of or relating to (a) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents; (b) any action instituted against the Purchaser Parties in any capacity, or any of them or their respective Affiliates, by any shareholder of the Company who is not an Affiliate of such Purchaser Party, with respect to any of the transactions contemplated by the Transaction Documents (unless such action is solely based upon a material breach of such Purchaser Party’s representations, warranties or covenants under the Transaction Documents or any agreements or understandings such Purchaser Party may have with any such shareholder or any violations by such Purchaser Party of state or federal securities laws or any conduct by such Purchaser Party which is finally judicially determined to constitute fraud, gross negligence or willful misconduct); or (c) in connection with any registration statement of the Company providing for the resale by the Purchasers of the Registrable Securities, the Company will indemnify each Purchaser Party, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable attorneys’ fees) and expenses, as incurred, arising out of or relating to (i) any untrue or alleged untrue statement of a material fact contained in such registration statement, any prospectus, any offering circular, any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus or other document, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Purchaser Party furnished in writing to the Company by such Purchaser Party expressly for use therein, or (ii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law, or any rule or regulation thereunder in connection therewith. If any action shall be brought against any Purchaser Party in respect of which indemnity may be sought pursuant to this Agreement, such Purchaser Party shall promptly notify the Company in writing, and the Company shall have the right to assume the defense thereof with counsel of its own choosing reasonably acceptable to the Purchaser Party. Any Purchaser Party shall have the right to employ separate counsel in any such action and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Purchaser Party except to the extent that (x) the employment thereof has been specifically authorized by the Company in writing, (y) the Company has failed after a reasonable period of time to assume such defense and to employ counsel or (z) in such action there is, in the reasonable opinion of counsel, a material conflict on any material issue between the position of the Company and the position of such Purchaser Party, in which case the Company shall be responsible for the reasonable fees and expenses of no more than one such separate counsel. The Company will not be liable to any Purchaser Party under this Agreement (1) for any settlement by a Purchaser Party effected without the Company’s prior written consent, which shall not be unreasonably withheld or delayed; or (2) to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party’s breach of any of the representations, warranties, covenants or agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents. The indemnification required by this Section 4.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or are incurred. The indemnity agreements contained herein shall be in addition to any cause of action or similar right of any Purchaser Party against the Company or others and any liabilities the Company may be subject to pursuant to law. The obligations of the Company under this Section 4.8 shall survive the Initial Closing, the Second Closing (if any), the delivery of the Securities, the completion of any offering of Registrable Securities in the Resale Registration Statement and the termination of this Agreement.

4.9 Reservation of Common Shares. As of the date hereof, the Company has reserved and the Company shall continue to reserve and keep available at all times, free of preemptive rights, a sufficient number of Common Shares in the form of treasury shares, authorized share capital and conditional share capital for the purpose of enabling the Company to issue Shares pursuant to this Agreement and Pre-Funded Warrant Shares in the Initial Closing.

4.10 Listing of Common Shares. The Company hereby agrees to use best efforts to maintain the listing or quotation of the Common Shares on the Trading Market on which it is currently listed. The Company further agrees, if the Company applies to have the Common Shares traded on any other Trading Market, it will then include in such application all of the Registrable Securities, and will take such other action as is necessary to cause all of the Registrable Securities to be listed or quoted on such other Trading Market as promptly as possible. The Company will then take all action reasonably necessary to continue the listing and trading of its Common Shares on a Trading Market and will comply in all material respects with the Company’s reporting, filing and other obligations under the bylaws or rules of the Trading Market. The Company agrees to maintain the eligibility of the Common Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

4.11 [Reserved.]

4.12 Subsequent Equity Sales.

(a) From the date hereof until the earlier of (A) sixty (60) days following the earlier of (i) the Election Deadline, (ii) the Second Closing Date or (B) February 28, 2023, neither the Company nor any Subsidiary shall (x) issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Common Shares or Common Share Equivalents or (y) file a registration statement or any amendment or supplement thereto, other than the registration statement contemplated pursuant to Section 4.16; provided, however that such restriction shall not apply with respect to any registration statement that the Company may be required to file pursuant to that Securities Purchase Agreement dated September 30, 2022, or any registration statement, or post-effective amendment required to be filed with respect to the aforementioned registration statement or the following Registration Statements on Form F-1: File No. 333-265529 and File No. 333-236797.

(b) From the date hereof until the earlier of (A) sixty (60) days after the earlier of (i) the Election Deadline and (ii) the Second Closing Date or (B) February 28, 2023, the Company shall be prohibited from effecting or entering into an agreement to effect any issuance by the Company or any of its Subsidiaries of Common Shares or Common Share Equivalents (or a combination of units thereof) involving a Variable Rate Transaction. “Variable Rate Transaction” means a transaction in which the Company (x) issues or sells any debt or equity securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Common Shares either (A) at a conversion price, exercise price or exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Common Shares at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Common Shares or (y) enters into, or effects a transaction under, any agreement, including, but not limited to, an equity line of credit, whereby the Company may issue securities at a future determined price. BVF and any Purchaser shall be entitled to obtain injunctive relief against the Company to preclude any such issuance, which remedy shall be in addition to any right to collect damages.

(c) Notwithstanding the foregoing, this Section 4.12 shall not apply in respect of an Exempt Issuance, except that no Variable Rate Transaction shall be an Exempt Issuance.

4.13 Certain Transactions and Confidentiality. BVF and each Purchaser covenants that neither it nor any Affiliate acting on its behalf or pursuant to any understanding with it will execute any purchases or sales, including Short Sales of any of the Company’s securities during the period commencing with the execution of this Agreement and ending at such time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4. BVF and each Purchaser covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the initial press release as described in Section 4.4, BVF and the Purchasers will maintain the confidentiality of the existence and terms of this transaction and the information included in the Disclosure Schedules. Notwithstanding the foregoing and notwithstanding anything contained in this Agreement to the contrary, the Company expressly acknowledges and agrees that (i) neither BVF nor any Purchaser makes any representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4, (ii) no Purchaser shall be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Agreement are first publicly announced pursuant to the initial press release as described in Section 4.4 and (iii) no Purchaser shall have any duty of confidentiality or duty not to trade in the securities of the Company to the Company or its Subsidiaries after the issuance of the initial press release as described in Section 4.4. Notwithstanding the foregoing, in the case of a Purchaser that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Agreement.

4.14 Exercise Procedures. The form of Notice of Exercise included in the Warrants and Pre-Funded Warrants set forth the totality of the procedures required of the Purchasers in order to exercise the Warrants and Pre-Funded Warrants. No additional legal opinion, other information or instructions shall be required of the Purchasers to exercise their Warrants or Pre-Funded Warrants. Without limiting the preceding sentences, no ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required in order to exercise the Warrants or Pre-Funded Warrants. The Company shall honor exercises of the Warrants and Pre-Funded Warrants and shall deliver Warrant Shares and Pre-Funded Warrant Shares in accordance with the terms, conditions and time periods set forth in the Transaction Documents. Notwithstanding anything contained in this Agreement to the contrary, in no event shall the exercise price of any Warrant or any Pre-Funded Warrant be adjusted below the nominal value of the Common Shares, which is CHF 0.02 as of the date of this Agreement.

4.15 Form D; Blue Sky Filings. The Company agrees to timely file Form D(s) with respect to the Securities as required under Regulation D and to provide a copy thereof, promptly upon request of any Purchaser. The Company shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to qualify the Securities for, sale to the Purchasers at the Initial Closing and the Second Closing, as applicable, under applicable securities or “Blue Sky” laws of the states of the United States, and shall provide evidence of such actions promptly upon request of BVF.

4.16 Resale Registration Statement. As soon as practicable (and in any event not more than thirty (30) calendar days after the Initial Closing Date (the “Filing Deadline”)), the Company shall file a resale registration statement on Form F-1 (or Form F-3, if available) providing for the resale by the Purchasers of the Registrable Securities (the “Resale Registration Statement”). The Company shall use its commercially reasonable efforts to cause such Resale Registration Statement to become effective as soon as practicable, but in no event later than the date (the “Effectiveness Deadline”), which shall be either: (i) in the event that the Commission does not review the Resale Registration Statement, ninety (90) calendar days after the Initial Closing Date, or (ii) in the event that the Commission reviews the Resale Registration Statement, one hundred and twenty (120) days after the Initial Closing Date (but in any event, no later than three (3) Business Days following the date on which the Commission indicates that it has no further comments on the Resale Registration Statement). Subject to any comments from the Staff, such Resale Registration Statement shall include the plan of distribution attached hereto as Exhibit C; provided, however, that neither BVF nor any Purchaser shall be named as an “underwriter” in the Resale Registration Statement without BVF’s prior written consent. Such Resale Registration Statement shall not include any Common Shares or other securities for the account of any other holder without the prior written consent of BVF. The Company shall keep such Resale Registration Statement effective at all times any Purchaser owns any Securities or until the Securities may be sold pursuant to Rule 144 without volume limitations.

4.17 Preemptive Rights.

(a) From and after the date hereof until the earlier of (i) the thirty (30) month anniversary of the Initial Closing Date or (ii) until such that that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares, upon any proposed issuance by the Company or any of its Subsidiaries of Common Shares, or Common Share Equivalents for cash consideration, Indebtedness or a combination thereof, other than an Exempt Issuance (a “Subsequent Financing”), the Purchasers shall have the right to participate in such Subsequent Financing up to its pro rata amount, calculated as its percentage equity ownership of the Company’s outstanding equity (determined on an as-converted and fully-diluted basis without regard to any Beneficial Ownership Limitation) on the same terms, conditions and price provided for in the Subsequent Financing or the right to purchase a comparable security with a Beneficial Ownership Limitation and otherwise substantially similar economic rights and interests. Notwithstanding anything in this Section 4.17, in the event a Subsequent Financing is an offering registered under the Securities Act, the Company shall offer the Purchasers the same right to participate in such registered offering (up to its pro rata amount) only when it is lawful for the Company to do so.

(b) Subject to compliance with any applicable laws, at least two (2) Trading Days prior to the closing of the Subsequent Financing, the Company shall deliver to BVF a written notice of its intention to effect a Subsequent Financing (“Pre-Notice”), which Pre-Notice shall inquire with BVF whether it wishes to review the details of such proposed financing (such additional notice, a “Subsequent Financing Notice”). Upon the request of BVF, and only upon a request by BVF, for a Subsequent Financing Notice, the Company shall promptly, but no later than one (1) Trading Day after such request, deliver a Subsequent Financing Notice to BVF. BVF shall be deemed to have acknowledged that the Subsequent Financing Notice may contain material non-public information. Subject to compliance with any applicable laws, the Subsequent Financing Notice shall describe in reasonable detail the proposed terms of such Subsequent Financing, the amount of proceeds intended to be raised thereunder and the Person or Persons through or with whom such Subsequent Financing is proposed to be effected and shall include a term sheet or similar document relating thereto as an attachment.

(c) If BVF and any of the Purchasers wish to participate in such Subsequent Financing, BVF must provide written notice to the Company by not later than 5:30 p.m. (New York City Time) on the Trading Day after BVF has received the Subsequent Financing Notice, that BVF and the applicable Purchasers are willing to participate in the Subsequent Financing and the amount of each Purchaser’s participation. If the Company receives no such notice from BVF as of such Trading Day, BVF shall be deemed to have notified the Company that it does not elect to participate and the Company may effect the Subsequent Financing on the terms and with the Persons set forth in the Subsequent Financing Notice.

(d) The Company must provide BVF with a second Subsequent Financing Notice, and BVF and the Purchasers will again have the right of participation set forth above in this Section 4.17, if the Subsequent Financing subject to the initial Subsequent Financing Notice is amended in any material respect or is not consummated for any reason on the terms set forth in such Subsequent Financing Notice within thirty (30) days after the date of the initial Subsequent Financing Notice.

(e) Notwithstanding anything to the contrary in this Section 4.17 and unless otherwise agreed to by BVF, the Company shall either confirm in writing to BVF that the transaction with respect to the Subsequent Financing has been abandoned or shall publicly disclose its intention to issue the securities in the Subsequent Financing, in either case in such a manner such that neither BVF nor any of the Purchasers will be in possession of any material, nonpublic information, by one (1) Business Day following delivery of the Subsequent Financing Notice. If by such one (1) Business Day, no public disclosure regarding a transaction with respect to the Subsequent Financing has been made, and no notice regarding the abandonment of such transaction has been received by BVF, such transaction shall be deemed to have been abandoned and neither BVF nor any of the Purchasers shall be deemed to be in possession of any material, non-public information with respect to the Company or any of its Subsidiaries.

4.18 Nomination of Designee to Board of Directors. At any time following the Second Closing, BVF shall have the right (but not the obligation) to nominate a single director to the Board of Directors (such director, the “BVF Director”). If such right is exercised, the Board of Directors shall take such actions as are necessary to propose a representative nominated by BVF (the “BVF Nominee”) to the Annual Meeting of Shareholders for appointment as a member of the Board of Directors promptly and, subject to confirmation of the BVF Nominee’s eligibility under NASDAQ rules to serve as a member of any board committee(s) of the Board of Directors of the Company at the option of BVF, appoint the BVF Director as a member of such board committee(s). The BVF Nominee’s appointment shall be subject to reasonable confirmation that such nominee is not prohibited from such service pursuant to the applicable legal, regulatory and stock market requirements. In addition, BVF shall have the right (but not the obligation) to nominate a single director for inclusion in the Company’s proxy statement for use in soliciting proxies for each Annual Meeting of Shareholders after the Second Closing, but only if the BVF Nominee is not already named in such proxy statement as a director nominee put forth by the Board of Directors for reelection at such meeting. From the date hereof until the until the date that BVF retains beneficial ownership of less than 9.9% of the issued and outstanding Common Shares, the Company shall continue to recommend to its shareholders that it elect the BVF Nominee to serve as a director on the Company’s Board of Directors.

4.19 Insufficient Authorized Shares; Fundamental Transaction.

(a) Commencing ninety (90) days after the Initial Closing, if the Company fails at any time to have a sufficient number of Common Shares authorized, unissued and otherwise unreserved such that Common Shares may be issued upon the exercise of the Pre-Funded Warrants or the Warrants in accordance with the respective terms thereof, then the Company will instead settle the exercise of such Pre-Funded Warrants or Warrants, as the case may be, in cash, valuing the undelivered Common Shares at the last closing price of the Company’s Common Stock on the principal Trading Market as of the date of exercise, net of the applicable exercise price.

(b) As soon as practicable after the Initial Closing but in any event, no later than sixty (60) days following the Initial Closing (the “Initial Shareholder Meeting Deadline”), the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Common Shares in an amount not less 30,000,000 additional Common Shares (the “Initial Shareholder Resolution”). In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its reasonable best efforts to solicit its stockholders’ approval of such increase in authorized Common Shares and to cause the Board of Directors to recommend to the shareholders that they approve such proposal. If, despite the Company’s best efforts, approval of the Initial Shareholder Resolution is not obtained by the Initial Shareholder Meeting Deadline, the Company shall cause an additional shareholder meeting to be held every ninety (90) calendar days thereafter until the approval of the Initial Shareholder Resolution is obtained.

(c) As soon as practicable after the Second Closing but in any event, no later than sixty (60) days following the Second Closing (the “Second Shareholder Meeting Deadline” and each of the Initial Shareholder Meeting Deadline and the Second Shareholder Meeting Deadline, a “Shareholder Meeting Deadline”), the Company shall hold a meeting of its stockholders for the approval of an increase in the number of authorized Common Shares in an amount not less than the greater of (i) 30,000,000 additional Common Shares and (ii) the maximum amount of Additional Shares and Pre-Funded Warrant Shares and Warrant Shares issuable upon exercise of the Pre-Funded Warrants and Warrants, respectively, without giving effect to any limitation on exercise set forth therein, including, without limitation the Maximum Percentage (as defined therein) (the “Second Shareholder Resolution” and each of the Initial Shareholder Resolution and the Second Shareholder Resolution, a “Shareholder Resolution”). In connection with such meeting, the Company shall provide each stockholder with a proxy statement and shall use its reasonable best efforts to solicit its stockholders’ approval of such increase in authorized Common Shares and to cause the Board of Directors to recommend to the shareholders that they approve such proposal. If, despite the Company’s best efforts, approval of the Second Shareholder Resolution is not obtained by the Second Shareholder Meeting Deadline, the Company shall cause an additional shareholder meeting to be held every ninety (90) calendar days thereafter until the first to occur of the following: (a) approval of the Second Shareholder Resolution is obtained or (b) there are no Pre-Funded Warrants and Warrants outstanding following the Second Closing.

(d) As soon as practicable following the approval of a Shareholder Resolution by the Company’s shareholders, the Company shall amend its articles of incorporation to effect such increase to its authorized Common Shares. Prior to the date on which the Company’s shareholders approve such increase in authorized Common Shares, the Company will not, and will not publicly disclose an intention to, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or submit to, or file with, the Commission a registration statement under the Securities Act, or (ii) enter into any swap, hedging or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, other than (A) any Common Shares and options to purchase Common Shares, Common Shares underlying options granted and other securities, each pursuant to any director or employee equity incentive plan, share ownership plan or dividend reinvestment plan of the Company in effect on the date hereof, (B) any Common Shares of the Company issued upon the exercise of warrants or convertible securities of the Company outstanding on the date hereof, (C) the filing of the Resale Registration Statement; and (D) the filing of a registration statement by the Company for the exercise of the outstanding Pre-Funded Warrants and/or Warrants. Notwithstanding anything to the contrary contained in this Agreement, if the Company obtains the written consent of shareholders of the Company sufficient to approve an increase in the number of authorized Common Shares in an amount not less than the maximum amount of Additional Shares and Pre-Funded Warrant Shares and Warrant Shares issuable upon exercise of the Pre-Funded Warrants and Warrants without giving effect to any limitation on exercise set forth therein, including, without limitation, the Maximum Percentage (as defined therein), then (i) Section 4.12 shall continue to apply and (ii) the Company shall not be required to hold the shareholder meeting and instead shall be required to take all action necessary to effect the increase in the number of authorized Common Shares by each of the Initial Shareholder Meeting Deadline and the Second Shareholder Meeting Deadline.

(e) In the event that (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company, (ii) the Company or any Subsidiary, directly or indirectly, effects any sale, lease, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Common Shares or any compulsory share exchange pursuant to which the Common Shares are effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with another Person or group of Persons whereby such other Person or group acquires more than 50% of the outstanding Common Shares or 50% or more of the voting power of the common equity of the Company (each a “Fundamental Transaction”), and at the time of such Fundamental Transaction the Company has insufficient authorized share capital to (i) allow the exercise, in whole or in part, of all then-outstanding Initial Pre-Funded Warrants, Additional Pre-Funded Warrants or Warrants held by the Purchasers (the “Unexercisable Warrants”), then the Company shall pay to the Purchasers, concurrent with the consummation of such Fundamental Transaction, an amount of cash equal to the portion of the gross proceeds of the Fundamental Transaction equal to the amount that the Purchasers would have received if such remaining unexercised portion the Unexercisable Warrants had been exercised, net of any exercise price.

Article V.
REGISTRATION RIGHTS OF PURCHASERS

5.1 Mandatory Registration. The Company shall prepare and file with the Commission the Resale Registration Statement and to maintain its effectiveness in accordance with Section 4.16.

5.2 Rule 415; Cutback. If at any time the Staff takes the position that the offering of some or all of the Registrable Securities in the Resale Registration Statement is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 or requires any Purchaser to be named as an “underwriter,” the Company shall use its reasonable best efforts to persuade the Commission that the offering contemplated by the Resale Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Purchasers is an “underwriter.” In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 5.2, the Staff refuses to alter its position, the Company shall (i) remove from the Resale Registration Statement such portion of the Registrable Securities (the “Cut Back Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Staff may require to assure the Company’s compliance with the requirements of Rule 415 (collectively, the “SEC Restrictions”); provided, however, that the Company shall not agree to name any Purchaser as an “underwriter” in such Resale Registration Statement without the prior written consent of such Purchaser. Any cutback imposed on the Purchasers pursuant to this Section 5.2 shall be allocated among the Purchasers on a pro rata basis, unless the SEC Restrictions otherwise require or provide or the Purchasers otherwise agree. No liquidated damages shall accrue as to any Cut Back Shares until such date as the Company is able to effect the registration of such Cut Back Shares in accordance with any SEC Restrictions (such date, the “Restriction Termination Date” of such Cut Back Shares). From and after the Restriction Termination Date applicable to any Cut Back Shares, all of the provisions of this (including the liquidated damages provisions) shall again be applicable to such Cut Back Shares; provided, however, that (x) the Filing Deadline for the Resale Registration Statement including such Cut Back Shares shall be twenty (20) Business Days after such Restriction Termination Date, and (y) the Effectiveness Deadline with respect to such Cut Back Shares shall be the 90th day immediately after the Restriction Termination Date or the 120th day if the Staff reviews such Resale Registration Statement (but in any event no later than three (3) Business Days from the Staff indicating it has no further comments on such Resale Registration Statement).

5.3 Effect of Failure to File and Obtain and Maintain Effectiveness of Resale Registration Statement. Subject to 5.2, if either : (a) the Resale Registration Statement is (i) not filed with the Commission on or before the Filing Deadline (a “Filing Failure”), or (ii) not declared effective by the Commission on or before the Effectiveness Deadline (an “Effectiveness Failure”), or (b) on any day during the Reporting Period and after the Effectiveness Date, sales of all of the Registrable Securities required to be included on such Resale Registration Statement cannot be made (other than during an Allowable Grace Period) pursuant to such Resale Registration Statement (including, without limitation, because of a failure to keep such Resale Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Resale Registration Statement or to register a sufficient number of Common Shares as required by this Agreement) (a “Maintenance Failure”), then, in satisfaction of the damages to any holder of Registrable Securities by reason of any such delay in or reduction of its ability to sell the underlying Common Shares, the Company shall pay to each holder of Registrable Securities relating to such Resale Registration Statement an amount in cash equal to 0.5% of such holder’s Pro Rata Interest in the Cumulative Proceeds on each of the following dates : (x) the day of a Filing Failure and on every thirtieth (30th) day (prorated for periods totaling less than 30 days) thereafter until such Filing Failure is cured; (y) the day of an Effectiveness Failure and on every thirtieth (30th) day (prorated for periods totaling less than 30 days) thereafter until such Effectiveness Failure is cured; and (z) the initial day of a Maintenance Failure and on every thirtieth (30th) day (prorated for periods totaling less than 30 days) thereafter until such Maintenance Failure is cured. The payments to which a holder shall be entitled pursuant to this Section 5.3 are referred to herein as “Registration Delay Payments”; provided that no Registration Delay Payments shall be required following the termination of the Reporting Period, and provided further that in no event shall the aggregate Registration Delay Payments accruing under this Section 5.3 exceed 4% of a holder’s Pro Rata Interest in the Cumulative Proceeds (i.e., corresponding to a total delay of five months). The first such Registration Delay Payment shall be paid within three (3) Business Days after the event or failure giving rise to such Registration Delay Payment occurred and all other Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the third (3rd) Business Day after the event or failure giving rise to the Registration Delay Payments is cured.

5.4 Related Obligations. At such time as the Company is obligated to file the Resale Registration Statement with the Commission pursuant to Section 4.16 hereof, the Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the Company shall have the following obligations:

(a) The Company shall submit to the Commission, within two (2) Business Days after the Company learns that no review of the Resale Registration Statement will be made by the Staff or that the Staff has no further comments on the Resale Registration Statement, as the case may be, a request for acceleration of effectiveness of such Resale Registration Statement to a time and date not later than two (2) Business Days after the submission of such request, subject to the approval of the Staff. The Company shall keep each Resale Registration Statement effective pursuant to Rule 415 at all times with respect to each Purchaser’s Registrable Securities until the expiration of the Reporting Period. The Company shall ensure that each Resale Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

(b) The Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements to the Resale Registration Statement and the prospectus used in connection with such Resale Registration Statement, as may be necessary to keep such Resale Registration Statement effective at all times during the Reporting Period, and, during such period, comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities of the Company covered by such Resale Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Resale Registration Statement.

(c) Upon request of BVF, the Company shall furnish to BVF without charge, (i) promptly after the Resale Registration Statement is prepared and filed with the Commission, at least one copy of such Resale Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, and if requested by BVF, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of the Resale Registration Statement, 1 copy of the prospectus included in such Resale Registration Statement and all amendments and supplements thereto (or such other number of copies as BVF may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as BVF may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities.

(d) The Company shall notify BVF in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in the Resale Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Resale Registration Statement to correct such untrue statement or omission, and upon request deliver 1 copy of such supplement or amendment to BVF (or such other number of copies as BVF may reasonably request). Unless such information is publicly available, the Company shall also promptly notify BVF in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when the Resale Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to BVF by email on the same day of such effectiveness), (ii) of any request by the Commission for amendments or supplements to the Resale Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to the Resale Registration Statement would be appropriate.

(e) The Company shall use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of the Resale Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify BVF of the issuance of such order and the resolution thereof or its receipt of notice of the initiation or threat of any proceeding for such purpose.

(f) [Reserved].

(g) [Reserved].

(h) The Company shall hold in confidence and not make any disclosure of information concerning BVF or the Purchasers provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in the Resale Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning BVF or the Purchasers is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to BVF and allow BVF, at BVF’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order preventing disclosure of, such information.

(i) The Company shall cooperate with BVF and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) representing the Registrable Securities to be offered pursuant to the Resale Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as BVF may reasonably request and registered in such names as BVF may request.

(j) If requested by BVF, the Company shall, as soon as practicable, (i) incorporate in a prospectus supplement or post-effective amendment such information as BVF reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to the Resale Registration Statement if reasonably requested by the Purchaser.

(k) The Company shall use commercially reasonable efforts to cause the Registrable Securities covered by the Resale Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

(l) The Company shall otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission in connection with any registration hereunder.

(m) Within two (2) Business Days after the Resale Registration Statement that covers Registrable Securities is declared effective by the Commission, the Company shall deliver to the Transfer Agent for such Registrable Securities (with copies to BVF) confirmation that such Resale Registration Statement has been declared effective by the Commission.

(n) Notwithstanding anything to the contrary herein, at any time after the Effectiveness Date, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”); provided, that the Company shall promptly (i) notify BVF in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to BVF) and the date on which the Grace Period will begin, and (ii) notify BVF in writing of the date on which the Grace Period ends; and, provided further, that the Grace Periods shall not exceed an aggregate of 30 Trading Days during any 365-day period and the first day of any Grace Period must be at least fifteen (15) days after the last day of any prior Grace Period (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date BVF receives the notice referred to in clause (i) and shall end on and include the later of the date BVF receives the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 5.4(e) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 5.4(d) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause the Transfer Agent to deliver unlegended Common Shares to a transferee of any Purchaser in accordance with the terms of this Agreement in connection with any sale of Registrable Securities with respect to which a Purchaser has entered into a contract for sale, and delivered a copy of the prospectus included as part of the Resale Registration Statement (unless an exemption from such prospectus delivery requirement exists), prior to BVF’s receipt of the notice of a Grace Period and for which BVF has not yet settled.

(o) Neither the Company nor any Subsidiary or affiliate thereof shall identify BVF or any Purchaser as an underwriter in any public disclosure or filing with the Commission or any applicable Trading Market without the prior written consent of BVF, and BVF or any Purchaser being deemed an underwriter by the Commission shall not relieve the Company of any obligations it has under this Agreement.

5.5 Obligations of BVF and the Purchasers.

(a) At least five (5) Business Days prior to the first anticipated filing date of the Resale Registration Statement, the Company shall notify BVF in writing of any information the Company requires from BVF or any Purchaser in order to have all Registrable Securities included in such Resale Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Purchaser that BVF shall furnish to the Company such information regarding such Purchaser, the Registrable Securities held by such Purchaser and the intended method of disposition of the Registrable Securities held by such Purchaser as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request, including the completion of a selling shareholder questionnaire.

(b) BVF and each Purchaser agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Resale Registration Statement hereunder, unless BVF has notified the Company in writing of BVF’s election to exclude all of a Purchaser’s Registrable Securities from such Resale Registration Statement.

(c) BVF and each Purchaser agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5.4(e) or the first sentence of Section 5.4(d), the Purchaser will immediately discontinue disposition of Registrable Securities pursuant to the Resale Registration Statement covering such Registrable Securities until BVF’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.4(e) or the first sentence of Section 5.4(d) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause Transfer Agent to deliver unlegended Common Shares to a transferee of the Purchaser in accordance with the terms of this Agreement in connection with any sale of Registrable Securities with respect to which the Purchaser has entered into a contract for sale prior to BVF’s receipt of a notice from the Company of the happening of any event of the kind described in Section 5.4(e) or the first sentence of Section 5.4(d) and for which BVF has not yet settled.

(d) BVF and each Purchaser covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Resale Registration Statement.

5.6 Expenses of Registration. All reasonable expenses incurred in connection with registrations, filings or qualifications pursuant to this Article V, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company, shall be paid by the Company. Notwithstanding the foregoing, in no event shall the Company be responsible for underwriting discounts, commissions, placement agent fees or other similar expenses payable with respect to Registrable Securities being sold or offered for sale by the Purchasers.

5.7 [Reserved].

5.8 Assignment of Registration Rights. The rights under this Article V and Section 4.8(c) shall be automatically assignable by BVF and a Purchaser to any transferee of all or any portion of such Purchaser’s Registrable Securities if : (i) BVF and the Purchaser agrees in writing with the transferee or assignee to assign such rights and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the Securities Act or applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of this Agreement. Following any such transfer in accordance with this Section 5.8, the Company shall thereafter use commercially reasonable efforts to amend or supplement the selling shareholder table contained in the Resale Registration Statement to reflect such change in beneficial ownership of the affected Registrable Securities.

Article VI.
MISCELLANEOUS

6.1 Termination. This Agreement may be terminated by BVF, by written notice to the Company, if the Initial Closing has not been consummated on or before December 15, 2022 and if the Second Closing has not been consummated on or before five (5) calendar days following the Election Deadline.

6.2 Fees and Expenses.

(a) Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees (including, without limitation, any fees required for same-day processing of any instruction letter delivered by the Company and any exercise notice delivered by a Purchaser), stamp taxes and other taxes and duties levied in connection with the delivery of any Securities to the Purchasers. Notwithstanding the foregoing, the Company will reimburse BVF at the Initial Closing for reasonable fees and expenses incurred in connection with the pursuit and consummation of the transactions contemplated under this Agreement in an amount not to exceed $150,000 in the aggregate.

(b) The fees and expenses to be paid by the Company to financial and capital markets advisors, if any, in connection with the transactions contemplated by the Transaction Documents shall be seven percent of a maximum aggregate value of $20 million. For the avoidance of a doubt, the fee shall only be paid as such transactions are consummated, namely, any such fees with respect to the Initial Closing shall be equal to seven percent of $10 million and any such fees with respect to the Second Closing shall be equal to the lesser of (i) seven percent of $10 million or (ii) seven percent of the amount raised in the Second Closing.

6.3 Entire Agreement. The Transaction Documents, together with the exhibits and schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

6.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of : (a) the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto at or prior to 5:30 p.m. (New York City time) on a Trading Day, (b) the next Trading Day after the time of transmission, if such notice or communication is delivered via email attachment at the email address as set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:30 p.m. (New York City time) on any Trading Day, (c) the second (2nd) Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as set forth on the signature pages attached hereto.

6.5 Amendments; Waivers. Except as set forth in Section 2.3 and 2.4 with respect to a waiver of conditions by the Company or the Purchasers, respectively, no provision of this Agreement may be waived, modified, supplemented or amended except in a written instrument signed, in the case of an amendment, by the Company and BVF. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right. Any amendment effected in accordance with this Section 6.5 shall be binding upon each Purchaser and holder of Securities, BVF and the Company.

6.6 Headings. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

6.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of BVF (other than by merger). BVF and any of the Purchasers may assign any or all of its rights under this Agreement to any Person to whom BVF or such Purchaser, as applicable, assigns or transfers any Securities, provided that such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions of the Transaction Documents that apply to the “Purchasers.”

6.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as otherwise set forth in Section 4.8.

6.9 Governing Law; Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Action or Proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such Action or Proceeding is improper or is an inconvenient venue for such Proceeding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such Action or Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If any party shall commence an Action or Proceeding to enforce any provisions of the Transaction Documents, then, in addition to the obligations of the Company under Section 4.8, the prevailing party in such Action or Proceeding shall be reimbursed by the non-prevailing party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Action or Proceeding.

The Company hereby irrevocably designates and appoints NLS Pharmaceutics Inc. (the “Process Agent”) as its authorized agent upon whom process may be served in any claim brought against the Company, it being understood that the designation and appointment of the Process Agent as such authorized agent shall become effective immediately without any further action on the part of the Company. The Company represents to BVF and each Purchaser that it has notified the Process Agent of such designation and appointment and that the Process Agent has accepted the same. The Company hereby irrevocably authorizes and directs the Process Agent to accept such service. The Company further agrees that service of process upon the Process Agent and written notice of said service to the Company, mailed by first-class mail and delivered to the Process Agent, shall be deemed in every respect effective service of process upon the Company in any such claim. Nothing herein shall affect the right of each Purchaser, its partners, directors, officers and members, any person who controls any Purchaser within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or any “affiliate” (within the meaning of Rule 405 under the Securities Act) of such Purchaser (including BVF), or the successors and assigns of all of the foregoing persons, to serve process in any other manner permitted by law. The provisions of this Section 6.9 shall survive any termination of this Agreement, in whole or in part.

6.10 Survival. The representations and warranties contained herein shall survive the Initial Closing and the Second Closing (if any) and the delivery of the Securities.

6.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such “.pdf” signature page were an original thereof.

6.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their commercially reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

6.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) any of the other Transaction Documents, whenever BVF or any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then BVF or such Purchaser, as applicable, may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights; provided, however, that in the case of a rescission of an exercise of a Warrant or Pre-Funded Warrant, the applicable Purchaser shall, subject to the then-applicable limitations of Swiss corporate law, be required to return any Common Shares subject to any such rescinded exercise notice concurrently with the return to such Purchaser by the Company of the aggregate exercise price paid to the Company for such Common Shares and the restoration of such Purchaser’s right to acquire such shares pursuant to such Purchaser’s Warrant or Pre-Funded Warrant (including, issuance of a replacement warrant certificate evidencing such restored right).

6.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof (in the case of mutilation), or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction. The applicant for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs (including customary indemnity) associated with the issuance of such replacement Securities.

6.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers, BVF and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in the Transaction Documents and hereby agree to waive and not to assert in any Action for specific performance of any such obligation the defense that a remedy at law would be adequate. Each party hereto agrees that it shall not have a remedy of punitive or consequential damages against the other and hereby waives any right or claim to punitive or consequential damages it may now have or may arise in the future.

6.16 Payment Set Aside. To the extent that the Company makes a payment or payments to BVF or any Purchaser pursuant to any Transaction Document or BVF or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.17 Liquidated Damages. The Company’s obligations to pay any partial liquidated damages or other amounts owing under the Transaction Documents is a continuing obligation of the Company and shall not terminate until all unpaid partial liquidated damages and other amounts have been paid notwithstanding the fact that the instrument or security pursuant to which such partial liquidated damages or other amounts are due and payable shall have been cancelled.

6.18 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

6.19 Construction. The parties agree that each of them and/or their respective counsel have reviewed and had an opportunity to revise the Transaction Documents and, therefore, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of the Transaction Documents or any amendments thereto. In addition, each and every reference to share prices and Common Shares in any Transaction Document shall be subject to adjustment for reverse and forward share splits, share dividends, share combinations and other similar transactions of the Common Shares that occur after the date of this Agreement.

6.20 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

(Signature Pages Follow)

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Address for Notice:
The Circle 6
NLS PHARMACEUTICS LTD			8058 Zurich, Switzerland

By:	/s/ Alexander Zwyer		E-Mail: az@nls-pharma.com
	Name:	Alexander Zwyer
	Title:	Chief Executive Officer

By:	/s/ Chad Hellmann
	Name:	Chad Hellmann
	Title:	Chief Financial Officer

With a copy to (Which shall not constitute notice) :
Sullivan & Worcester LLP
1633 Broadway
New York, NY 10019
Attention : Ron Ben-Bassat
Telephone: (212) 660-5003
Email: rbenbassat@sullivanlaw.com

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SIGNATURE PAGE FOR BVF FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Biotechnology Value Fund, L.P.

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	Chief Executive Officer BVF I GP LLC, itself General Partner of Biotechnology Value Fund, L.P.

Biotechnology Value Fund II, L.P.

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	Chief Executive Officer BVF II GP LLC, itself General Partner of Biotechnology Value Fund II, L.P.

Biotechnology Value Trading Fund OS LP

By:	/s/ Mark Lampert.
Name:	Mark Lampert
Title:	President BVF Inc., General Partner of BVF Partners L.P., itself sole member of BVF Partners OS Ltd., itself GP of Biotechnology Value Trading Fund OS LP

MSI BVF SPV, LLC

By:	/s/ Mark Lampert
Name:	Mark Lampert
Title:	President BVF Inc., General Partner of BVF Partners L.P., itself attorney-in-fact for MSI BVF SPV, LLC

Address for Notice:

44 Montgomery Street; 40th Floor

San Francisco CA 94104

E-Mail: kratky@bvflp.com

With a copy to (Which shall not constitute notice):

Gibson, Dunn & Crutcher LLP

555 Mission St., Suite 3000

San Francisco, CA 94105

Attention: Ryan Murr

Telephone: (415) 393-8373

Email: rmurr@gibsondunn.com

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
SIGNATURE PAGE FOR PURCHASERS FOLLOWS]

[PURCHASER SIGNATURE PAGES TO

NLS PHARMACEUTICS SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser : Biotechnology Value Fund, L.P.

Signature of Authorized Signatory of Purchaser:	/s/ Mark Lampert

Name of Authorized Signatory : Mark Lampert

Title of Authorized Signatory : Chief Executive Officer BVF I GP LLC, itself General Partner of Biotechnology Value Fund, L.P.

Email Address of Authorized Signatory: lampert@bvflp.com; kratky@bvflp.com

Address for Notice to Purchaser: Biotechnology Value Fund, L.P.

44 Montgomery St, 40th Floor

San Francisco, CA 94104

Address for Delivery of Warrants and Pre-Funded Warrants to Purchaser (if not same as address for notice):

The Depository Trust Company

Attn: BNY Mellon Deposit Department

570 Washington Boulevard – 5th Floor

Jersey City, NJ 07310

Initial Subscription Amount : $5,288,448.99

Shares (Initial Closing) : 3,039,338

Pre-Funded Warrant Shares (Initial Closing) : 3,039,339

Additional Subscription Amount :

Shares (Second Closing) : ________________
Pre-Funded Warrant Shares (Second Closing) :

Warrant Shares (Second Closing) : _________

EIN Number : 36-3924731

X Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to the Initial Closing shall be disregarded, (ii) the Initial Closing shall occur on December [x], 2022, and (iii) any condition to the Initial Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Initial Closing Date.

[PURCHASER SIGNATURE PAGES TO

NLS PHARMACEUTICS SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser : Biotechnology Value Fund II, L.P.

Signature of Authorized Signatory of Purchaser:	/s/ Mark Lampert

Name of Authorized Signatory : Mark Lampert

Title of Authorized Signatory : Chief Executive Officer BVF II GP LLC, itself General Partner of Biotechnology Value Fund II, L.P.

Email Address of Authorized Signatory: lampert@bvflp.com; kratky@bvflp.com

Address for Notice to Purchaser: Biotechnology Value Fund II, L.P.

44 Montgomery St, 40th Floor

San Francisco, CA 94104

Address for Delivery of Warrants and Pre-Funded Warrants to Purchaser (if not same as address for notice):

The Depository Trust Company

Attn: BNY Mellon Deposit Department

570 Washington Boulevard – 5th Floor

Jersey City, NJ 07310

Initial Subscription Amount : $4,087,660.20

Shares (Initial Closing) : 2,349,230

Pre-Funded Warrant Shares (Initial Closing) : 2,349,230

Additional Subscription Amount :

Shares (Second Closing) : ________________
Pre-Funded Warrant Shares (Second Closing) :

Warrant Shares (Second Closing) : _________

EIN Number : 94-3341571

X Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to the Initial Closing shall be disregarded, (ii) the Initial Closing shall occur on December [x], 2022, and (iii) any condition to the Initial Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Initial Closing Date.

[PURCHASER SIGNATURE PAGES TO

NLS PHARMACEUTICS SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser : Biotechnology Value Trading Fund OS LP

Signature of Authorized Signatory of Purchaser:	/s/ Mark Lampert

Name of Authorized Signatory : Mark Lampert

Title of Authorized Signatory : President BVF Inc., General Partner of BVF Partners L.P., itself sole member of BVF Partners OS Ltd., itself GP of Biotechnology Value Trading Fund OS LP

Email Address of Authorized Signatory: lampert@bvflp.com; kratky@bvflp.com

Address for Notice to Purchaser: Biotechnology Value Trading Fund OS LP

44 Montgomery St, 40th Floor

San Francisco, CA 94104

Address for Delivery of Warrants and Pre-Funded Warrants to Purchaser (if not same as address for notice):

The Depository Trust Company

Attn: BNY Mellon Deposit Department

570 Washington Boulevard – 5th Floor

Jersey City, NJ 07310

Initial Subscription Amount : $464,733.12

Shares (Initial Closing) : 267,088

Pre-Funded Warrant Shares (Initial Closing) : 267,088

Additional Subscription Amount :

Shares (Second Closing) : ________________
Pre-Funded Warrant Shares (Second Closing) :

Warrant Shares (Second Closing) : _________

EIN Number : 98-1263910

X Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to the Initial Closing shall be disregarded, (ii) the Initial Closing shall occur on December [x], 2022, and (iii) any condition to the Initial Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Initial Closing Date.

[PURCHASER SIGNATURE PAGES TO

NLS PHARMACEUTICS SECURITIES PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the undersigned have caused this Securities Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Name of Purchaser : MSI BVF SPV, LLC

Signature of Authorized Signatory of Purchaser:	/s/ Mark Lampert

Name of Authorized Signatory : Mark Lampert

Title of Authorized Signatory : President BVF Inc., General Partner of BVF Partners L.P., itself attorney-in-fact for MSI BVF SPV, LLC

Email Address of Authorized Signatory: lampert@bvflp.com; kratky@bvflp.com

Address for Notice to Purchaser: MSI BVF SPV, LLC

44 Montgomery St, 40th Floor

San Francisco, CA 94104

Address for Delivery of Warrants and Pre-Funded Warrants to Purchaser (if not same as address for notice):

BNP Paribas Prime Brokerage, Inc.

Attn: Kiri Heng

735 Chesterbrook Blvd. 2nd Fl

Chesterbrook, PA 19087

Initial Subscription Amount : $159,157.80

Shares (Initial Closing) : 91,470

Pre-Funded Warrant Shares (Initial Closing) : 91,470

Additional Subscription Amount :

Shares (Second Closing) : ________________
Pre-Funded Warrant Shares (Second Closing) :

Warrant Shares (Second Closing) : _________

EIN Number : 30-0708984

X Notwithstanding anything contained in this Agreement to the contrary, by checking this box (i) the obligations of the above-signed to purchase the securities set forth in this Agreement to be purchased from the Company by the above-signed, and the obligations of the Company to sell such securities to the above-signed, shall be unconditional and all conditions to the Initial Closing shall be disregarded, (ii) the Initial Closing shall occur on December [x], 2022, and (iii) any condition to the Initial Closing contemplated by this Agreement (but prior to being disregarded by clause (i) above) that required delivery by the Company or the above-signed of any agreement, instrument, certificate or the like or purchase price (as applicable) shall no longer be a condition and shall instead be an unconditional obligation of the Company or the above-signed (as applicable) to deliver such agreement, instrument, certificate or the like or purchase price (as applicable) to such other party on the Initial Closing Date.

EXHIBIT A

FORM OF PRE-FUNDED WARRANT

EXHIBIT B

FORM OF WARRANT

EXHIBIT C

PLAN OF DISTRIBUTION

The selling shareholders, which shall include donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of common shares or interests therein :

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	through agreements between broker-dealers and the selling shareholders to sell a specified number of such common shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the common shares in other circumstances, in which case the pledgees, transferees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume. The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to each such broker-dealer or other financial institution of common shares offered by this prospectus, which common shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with its agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the common shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (2) the date on which all of the common shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

* * *